Exhibit 2.2

Execution Copy

AGREEMENT AND PLAN OF MERGER

by and among

BANKRATE, INC.,

BR ACQUISITIONS INC.,

NETQUOTE HOLDINGS, INC.,

and

SPECTRUM EQUITY INVESTORS IV, L.P., AS STOCKHOLDERS’ REPRESENTATIVE

Dated as of May 25, 2010

i

ii

INDEX OF EXHIBITS

Exhibit A – Form of Stockholder Written Consent

Exhibit B – Calculation of Working Capital Baseline

Exhibit C – Form of Escrow Agreement

Exhibit D – Form of Paying Agent Agreement

Exhibit E – Letter of Transmittal

Exhibit F – Capex Budget

iii

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made as of May 25, 2010, by and among Bankrate, Inc., a Florida corporation (“Parent”), BR Acquisitions Inc., a Delaware corporation and wholly-owned subsidiary of Parent (“Merger Sub”), NetQuote Holdings, Inc., a Delaware corporation (the “Company”), and Spectrum Equity Investors IV, L.P., as the stockholders’ representative (the “Stockholders’ Representative”). Unless otherwise provided, capitalized terms used herein are defined in Article 1 below.

WHEREAS, Parent owns all of the outstanding shares of Merger Sub.

WHEREAS, the respective Boards of Directors of Parent, Merger Sub and the Company have approved and declared advisable the merger of Merger Sub with and into the Company upon the terms and subject to the conditions of this Agreement (the “Merger”), and the respective Boards of Directors of Parent, Merger Sub and the Company have approved and adopted this Agreement.

WHEREAS, the respective Boards of Directors of Parent, Merger Sub and the Company have determined that the Merger is fair to and in the best interest of their respective stockholders.

WHEREAS, it is contemplated that, promptly following the execution and delivery of this Agreement, the Company will obtain and deliver to Parent a true, correct and complete copy of an irrevocable written consent of stockholders evidencing the approval of this Agreement in the form attached hereto as Exhibit A (the “Stockholder Written Consent”), signed by certain stockholders of the Company constituting the Requisite Stockholder Approval.

NOW, THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE 1

DEFINITIONS

Section 1.01 Definitions. The following terms, as used herein, have the following meanings:

“Acquisition Proposal” means any oral or written offer or proposal from any Person (other than an offer or proposal by Parent or Merger Sub) to engage in or discuss an Acquisition Transaction.

“Acquisition Transaction” means, other than the Transactions and other than as expressly permitted by Section 5.01 of this Agreement:

(i) a transaction or series of transactions in which any Person (or group of Persons acting together) acquires, directly or indirectly, more than five percent (5%) of the outstanding shares of the Company’s or any of its Subsidiaries’ capital stock pursuant to a tender offer or exchange offer or otherwise; provided that the Company shall have exercised its reasonable best efforts to prevent the consummation of such a transaction or series of transactions.

(ii) a merger, other business combination or similar transaction or series of transactions involving the Company or any of its Subsidiaries in which any Person (or group of Persons acting together) acquires, directly or indirectly, any of the outstanding shares of capital stock of the Company or any of its Subsidiaries or of the entity surviving such merger, business combination or similar transaction or transactions; or

(iii) any transaction or series of transactions in which any Person (or group of Persons acting together) acquires, leases, licenses or otherwise succeeds to or obtains, directly or indirectly, any asset or assets of the Company or any of its Subsidiaries (including the outstanding equity securities of any such Subsidiary).

“Affiliate” means (except as otherwise specifically defined herein), as to any Person, any other Person which, directly or indirectly, controls, or is controlled by, or is under common control with, such Person. As used in this definition, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise; provided, that, notwithstanding the foregoing, all directors and officers of any Person that is a corporation and all partners, managers, directors and officers of any Person that is a limited liability company or limited partnership shall not be deemed to be Affiliates of such Person for all purposes under this Agreement.

“Aggregate Common Payment” means the sum of (i) the amount of the Estimated Merger Consideration, plus (ii) an amount equal to the aggregate exercise price of all Qualifying Company Options.

“Antitrust Authorities” means the Antitrust Division of the United States Department of Justice, the United States Federal Trade Commission or the antitrust or competition law authorities of any other jurisdiction (whether United States, foreign or multinational).

“Applicable Per Share Merger Consideration” means, (i) with respect to the Series A Preferred Stock, the Series A Merger Consideration and (ii) with respect to the Company Common Stock, the Common Stock Merger Consideration. In each case, the Applicable Per Share Merger Consideration shall be determined for each class of Company Capital Stock pursuant to the Company Charter and this Agreement and shall take into consideration the relative priorities and preferences of each class of Company Capital Stock upon a liquidation, dissolution or winding up of the Company (including a deemed liquidation event), all as set forth in the Company Charter.

“Capex Budget” means that certain annual budget attached as Exhibit F hereto.

“Cash” means cash, cash equivalents and marketable securities.

“Closing Working Capital” means an amount (which may be a positive number or negative number) equal to (i) current assets, minus (ii) current liabilities, in each case, of the Company and its Subsidiaries as of immediately prior to the Effective Time; provided that, the calculation of Closing Working Capital (A) shall be determined in accordance with GAAP consistently applied and, to the extent consistent therewith, the calculation of, and the accounting practices used in determining, the Working Capital Baseline attached hereto as Exhibit B; (B) shall entirely disregard any and all effects on the current assets or current liabilities of the Company directly related to any Transaction Expenses; and (C) shall entirely disregard any and all effects on the current assets or current liabilities of the Company directly related to the Financing or financing or refinancing arrangements entered into at any time by or at the direction of Parent or Merger Sub.

“COBRA” means the health care continuation coverage provisions of the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, and Part 6 of Subtitle B of Title I of ERISA, Section 4980B of the Code and any similar state Law.

“Code” means the Internal Revenue Code of 1986, as amended, and any reference to any particular Code section shall be interpreted to include any revision of or successor to that section regardless of how numbered or classified.

“Common Stock Merger Consideration” means an amount of cash per share of Company Common Stock equal to (i) the Aggregate Common Payment divided by (ii) the Total Outstanding Common Shares, as set forth on the Payout Spreadsheet.

“Company Capital Stock” means the capital stock of the Company, including the Company Common Stock and Company Preferred Stock.

“Company Charter” means the certificate of incorporation of the Company as in effect immediately prior to the Effective Time.

“Company Common Stock” means the Common Stock, par value $0.01 per share, of the Company.

“Company Debt” means any Indebtedness of the Company and its Subsidiaries on a consolidated basis outstanding as of the Effective Time (other than any Indebtedness in connection with any financing or refinancing arrangements entered into at any time by or at the direction of Parent or Merger Sub), including (i) the current portion of interest payable and (ii) the current portion of long-term debt.

“Company Option” means each outstanding option, whether or not then vested, to purchase shares of Company Common Stock under the Company Option Plan.

“Company Option Plan” means the Company’s 2005 Equity Incentive Plan.

“Company Preferred Stock” means the preferred stock of the Company, par value $0.01 per share, including the Series A Preferred Stock.

“Company Transaction Expenses” means all Transaction Expenses of the Company that remain unpaid as of the Effective Time.

“DGCL” means the Delaware General Corporation Law.

“Effective Time Holder” means, collectively, (i) each holder of Company Capital Stock as of immediately prior to the Effective Time that does not perfect such holder’s appraisal rights under the DGCL and (ii) each holder of a Qualifying Company Option.

“Employee Benefit Plan” means (i) each “employee benefit plan” (within the meaning of Section 3(3) of ERISA), (ii) each retirement, welfare, severance, incentive or bonus, deferred compensation, profit sharing, vacation or paid-time-off, stock purchase, stock option or equity incentive plan, program, agreement or arrangement, and (iii) each other compensation or benefit plan, program, employment contract, policy, practice, agreement or arrangement, that is sponsored, maintained, contributed to or required to be contributed to by the Company, any of its Subsidiaries, or any other Person on behalf of any employee of the Company or any of its Subsidiaries, or with respect to which the Company or any of its Subsidiaries has or could have any liability or obligation.

“Escrow Account” means the account established by the Escrow Agent to hold the Escrow Amount and any earnings thereon pursuant to the Escrow Agreement.

“Escrow Agent” means Wells Fargo Bank, National Association.

“Escrow Agreement” means the Escrow Agreement, substantially in the form of Exhibit C hereto, to be entered into among Parent, the Company, the Stockholders’ Representative and the Escrow Agent at the Closing.

“Escrow Amount” means $11,000,000.

“GAAP” means United States generally accepted accounting principles, consistently applied.

“Indebtedness” means, without duplication, with respect to any Person at any date, without duplication (i) the amount of all obligations for borrowed money of such Person and its Subsidiaries (including any unpaid principal, premium, accrued and unpaid interest, prepayment penalties, commitment and other fees, reimbursements, indemnities and all other amounts payable in connection therewith), (ii) liabilities of such Person and its Subsidiaries evidenced by bonds, debentures, notes, or other similar instruments or debt securities, (iii) all obligations, contingent or otherwise, of such Person and its Subsidiaries in respect of any letters of credit or bankers’ acceptances (to the extent drawn), (iv) any interest rate swap, forward contract or other hedging arrangement of such Person and its Subsidiaries, (v) all obligations of such Person and its Subsidiaries (including accrued interest) without duplication under a lease agreement that would be capitalized pursuant to GAAP but excluding any breakage costs, prepayment penalties or fees or other similar amounts payable in connection with any capitalized leases unless such breakage costs, prepayment penalties, fees or other similar amounts are due and will be paid at the Closing, (vi) any “earn out” or other similar payment obligations of such Person and/or any of its Subsidiaries, (vii) any liability of the such Person and/or any of its

Subsidiaries with respect to the payment of management fees or other similar fees to any equityholder of such Person or any Affiliate thereof (including any fees payable pursuant to the Spectrum Management Services Agreement) and (viii) any underfunded pension or other similar liability under any Employee Benefit Plan of such Person and of its Subsidiaries. For the avoidance of doubt, Indebtedness shall not include any (i) payables or loans of any kind or nature between or among the Company or its Subsidiaries, or (ii) to the extent included in Closing Working Capital, deferred revenue.

“Knowledge” when used in the phrase “to the Knowledge of the Company” or similar phrases means, and shall be limited to, the actual knowledge after reasonable inquiry of the following individuals: Paul Ford, Chris Power, Karl Sowa and Sanjay Tiwary.

“Material Adverse Effect” means a materially adverse effect on the business or results of operations, or financial condition of the Company and its Subsidiaries, taken as a whole; provided, that, for purposes of this Agreement, a Material Adverse Effect shall not include the effect of (i) changes to any of the industries or markets in which the business of the Company and its Subsidiaries operates that are not unique to such business, (ii) the announcement or disclosure of the Transactions, (iii) general economic, regulatory or political conditions or changes, (iv) changes in or the condition of financial, banking or securities markets (including any disruption thereof and any decline in the price of any security or any market index), (v) engagement by the United States in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon the United States or any of its territories, possessions or diplomatic or consular offices or upon any military installation, equipment or personnel of the United States, (vi) any change in GAAP or other accounting requirement or principle or any change in applicable Law or the interpretation thereof, (vii) compliance with the requirements of this Agreement or any Other Transaction Document or with any written request of Parent, (viii) the failure of the Company or any Subsidiary to meet or achieve the results set forth in any internal projection or forecasts (except that the underlying causes of such a change referenced in this clause (viii) can, unless excluded by another clause of this definition, be considered for purposes of determining whether a Material Adverse Effect has occurred), or (ix) any adverse effect regarding the financial condition or results of operations of the Company or any of its Subsidiaries that is, in all material respects, cured or otherwise mitigated before the earlier of (A) the Closing Date and (B) the date on which this Agreement is terminated pursuant to Section 9.01(b).

“Order” means any judgment, injunction, order, ruling, award or decree that is issued by a Governmental Authority of competent jurisdiction.

“Paying Agent” means Wells Fargo Bank, National Association.

“Paying Agent Agreement” means the Paying Agent Agreement, substantially in the form of Exhibit D hereto, to be entered into among Parent, the Company, the Stockholders’ Representative and the Paying Agent at the Closing.

“Payout Spreadsheet” means a spreadsheet, to be provided by the Company to Parent and the Paying Agent prior to the Closing, with the Estimated Statement, setting forth the following: (i) the Estimated Merger Consideration (as reflected on the Estimated Statement), (ii)

the Applicable Per Share Merger Consideration for each issued and outstanding class of Company Capital Stock based on the Estimated Merger Consideration, including (A) the Common Stock Merger Consideration and (B) the Series A Merger Consideration, in each case determined as of immediately prior to the Effective Time in accordance with the Company Charter, and (iii) the amount payable for each outstanding Qualifying Company Option based on the Estimated Merger Consideration. If applicable, the Payout Spreadsheet shall be revised by the Stockholders’ Representative after the Closing to reflect any changes resulting from the determination of the Final Merger Consideration (as compared to the Estimated Merger Consideration), all in accordance with Section 2.10(e)(iii).

“Permitted Liens” means any (i) Liens in respect of Taxes the validity of which are being contested in good faith by appropriate proceedings and for which appropriate reserves have been established in accordance with GAAP or Liens in respect of Taxes not yet due and payable; (ii) mechanics’, carriers’, workmen’s, repairmen’s, statutorily imposed or other like Liens arising or incurred in the ordinary course of business for amounts which are not due and payable; (iii) Liens arising under original purchase price conditional sales contracts and equipment leases with third parties that are contracts entered into in connection with the Company or the Subsidiaries; (iv) limitations on the rights of the Company under any Contract or Real Property Lease that are expressly set forth in such contract or lease; (v) survey exceptions, imperfections of title, Liens or other title, easements, covenants, conditions, restrictions and other similar matters of record affecting any tangible asset owned by the Company or the Subsidiaries that would not, individually or in the aggregate have a Material Adverse Effect; (vi) with respect to the Leased Real Property, zoning, building codes and other land use Laws regulating the use or occupancy of such Leased Real Property or the activities conducted thereon that are imposed by any Governmental Authority having jurisdiction over such Leased Real Property; and (vii) any Liens listed in Section 1.01(B) of the Disclosure Schedule.

“Person” means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a government or political subdivision or any agency or instrumentality thereof.

“Pro Rata Share” means, with respect to each Effective Time Holder, as to any Losses or as to the Escrow Amount or otherwise for purposes of this Agreement, the percentage of Total Outstanding Common Shares (on a fully-diluted and as-if-converted and as-if-exercised basis with respect to all Series A Preferred Stock and Qualifying Company Options, respectively) held or deemed to be held by such Effective Time Holder as of the Effective Time.

“Reference Date” means the date that is three years prior to the date hereof.

“Required Information” means the following, in each case, with respect to the Company and its Subsidiaries: (i) audited financial statements (including, in each case, a balance sheet, income statement, cash flows statement and a statement of equity) for each of the 2007, 2008 and 2009 fiscal years; (ii) a general ledger trial balance as of the end of the fiscal quarter ended March 31, 2010; and (iii) financial statements reviewed (as per SAS 100) by PricewaterhouseCoopers LLP with respect to the fiscal quarters ended March 31, 2010 and March 31, 2009.

“Series A Merger Consideration” means an amount of cash per share of Series A Preferred Stock equal to the Common Stock Merger Consideration, as set forth on the Payout Spreadsheet.

“Series A Preferred Stock” means the Company’s Series A Convertible Preferred Stock, par value $0.01 per share.

“Special Representations” means the representations and warranties of the Company set forth in Sections 3.01, 3.02, 3.03, 3.04(a), 3.06, and 3.10.

“Spectrum Management Services Agreement” means that certain Management Services Agreement dated August 16, 2005, between the Company and Applegate & Collatos, Inc. and Stripes Group LLC, as amended or modified from time to time.

“Stockholders’ Representative Amount” means an amount equal to $500,000.

“Subsidiary” of a Person means any entity, the securities or other ownership interests of which having ordinary voting power to elect a majority of the board of directors, or other persons performing similar functions, are directly or indirectly owned by such Person.

“Tax” means (i) any federal, state, local or foreign income, gross receipts, capital stock, franchise, profits, withholding, social security, payroll, unemployment, disability, real property, ad valorem/personal property, stamp, excise, occupation, sales, use, transfer, value added, alternative minimum, estimated or other tax, assessment, duty, fee, levy or other governmental charge of any kind whatsoever, whether computed on a separate, consolidated, unitary or combined basis or in any other manner, including any interest, penalty or addition thereto, whether or not disputed, (ii) any and all liability for amounts described in clause (i) above of any member of an affiliated, consolidated, combined or unitary group of which the Company or any of its Subsidiaries (or any predecessor of any of the foregoing) is or was a member on or prior to the Closing Date, including pursuant to Treasury Regulations Section 1.1502-6 or any analogous or similar state, local, or foreign law or regulation, and (iii) any and all liability for amounts described in clause (i) above of any Person (other than the Company or any of its Subsidiaries) imposed on the Company or any of its Subsidiaries as a transferee or successor, by contract or pursuant to any law, rule or regulation, which Taxes relate to an event or transaction occurring before the Closing.

“Tax Returns” means any return, report, information return or other document (including schedules or any related or supporting information) filed or required to be filed with any Governmental Authority or other authority in connection with the determination, assessment or collection of any Tax or the administration of any Laws or administrative requirements relating to any Tax.

“Total Outstanding Common Shares” means the aggregate number of shares of (i) Company Common Stock issued and outstanding immediately prior to the Effective Time, plus (ii) Company Common Stock issuable upon conversion of the shares of Series A Preferred Stock issued and outstanding immediately prior to the Effective Time, plus (iii) Company Common Stock issuable upon the exercise of Qualifying Company Options; but excluding, for the avoidance of doubt, (x) any shares of Company Common Stock issuable upon the exercise of unvested Company Options or vested Company Options that are not Qualifying Company Options and (y) any shares of Company Common Stock actually held in treasury immediately prior to the Effective Time).

“Total Outstanding Series A Preferred Shares” means the aggregate number of shares of Series A Preferred Stock issued and outstanding immediately prior to the Effective Time.

“Transaction Expenses” means all fees, costs and expenses payable by the Company or any of its Subsidiaries (including those described in Section 11.05 of this Agreement), incurred prior to the Effective Time, and whether or not invoiced prior to the Effective Time, that arise out of this Agreement or any of the Transactions, including any fees, costs or expenses payable to the Company’s outside legal counselor financial advisor in connection with this Agreement or any of the Transactions and any bonuses or other compensation paid to any employees or consultants of the Company or any of its Affiliates payable by the Company or any of its Subsidiaries in connection with this Agreement or the Transactions. Notwithstanding the foregoing, “Transaction Expenses” shall not include any fees, costs or expenses payable by the Company or any of its Subsidiaries that arise out of or relate to the obligations set forth in Section 5.06.

“Transactions” means the Merger and the other transactions contemplated by this Agreement and the Other Transaction Documents.

“Treasury Regulations” means the United States Treasury Regulations promulgated under the Code, and any reference to any particular Treasury Regulation Section shall be interpreted to include any final or temporary revision of or successor to such Section regardless of how numbered or classified.

“Voluntary Actions” means with respect to the matters addressed in Section 3.21, any (i) notification, disclosure, report, or other communication to any Governmental Authority or other Person, or (ii) action that would encourage, accelerate, or otherwise result in a claim being made by any Governmental Authority or other Person, regarding any matter addressed in Sections 3.21 that is not required by any applicable Law, including any Environmental Requirement, at the time such action is taken, required by an Order, or reasonable to defend against or otherwise respond to a Third Party Claim.

Section 1.02 Cross-References to Other Defined Terms. Each term listed below is defined in the Section of this Agreement listed opposite such term:

Term	Section

Affiliate Transaction	3.10
Agreement	Preamble
Antitrust Laws	3.04(b)(ii)
Approvals	3.18
Audited Financial Statements	3.09(a)(i)
Cap	10.03(a)(iii)

Term	Section

Certificate of Merger	2.04
Claiming Party	10.02(c)
Claim Notice	10.02(d)
Closing	2.03
Closing Cash	2.07(e)
Closing Date	2.03
COBRA Coverage	6.05
Company	Preamble
Company By-Laws	5.04
Company Charter	5.04
Company Intellectual Property	3.l5(a)
Company Software	3.l5(g)
Company Stock Certificate	2.12
Confidential Information	6.01
Company Stock Certificate	2.12
Confidentiality Agreement	6.01
Contracts	3.16
Deductible	10.03(a)(ii)
Debt Commitment Letter	5.06
Disclosure Schedule	Article 3
Dissenting Shares	2.l4(a)
Effective Time	2.04
Environmental Requirements	3.21
ERISA	3.19(b)
ERISA Affiliate	3.19(e)
Estimated Merger Consideration	2.09(a)
Estimated Statement	2.09(a)
Final Date	9.0l(b)
Final Merger Consideration	2.l0(e)
Final Statement	2.10(a)
Financial Statements	3.09(a)(ii)
Financing	5.06
Governmental Authority	3.05
HSR Act	3.04(b)(ii)
Information Statement	5.04(a)
Indemnifying Party	10.02(c)
Intellectual Property	3.l5(a)
Latest Balance Sheet	3.09(a)(ii)
Laws	3.05
Leased Real Property	3.11(a)
Letter of Transmittal	2.13(a)
Liability	3.09(c)
Liens	3.14
Losses	10.02(a)
Merger	Recitals

Term	Section

Merger Consideration	2.07
Merger Sub	Preamble
Non-Consenting Stockholders	5.04(a)
Objection Notice	2.10(b)
Other Transaction Documents	3.04(a)
Parent	Preamble
Parent Indemnified Person	10.02(a)
Per-Claim Test	10.03(a)(i)
Pre-Closing Taxes	10.02(a)
Qualifying Company Option	2.11(a)
Real Property Leases	3.11(a)
Representatives	6.01
Requisite Stockholder Approval	3.04(a)
Section 280G Payments	5.08
Stockholder Indemnified Person	10.02(b)
Stockholder Written Consent	Recitals
Stockholders’ Representative	Preamble
Straddle Period	10.02(a)
Survival Period	10.01
Surviving Corporation	2.01
Tax Benefit	10.05
Third Party Claim	10.02(d)
Unaudited Financial Statements	3.09(a)(ii)
Working Capital Baseline	2.07(f)(A)

ARTICLE 2

MERGER

Section 2.01 Merger of Merger Sub into the Company. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, Merger Sub shall be merged with and into the Company, and the separate existence of Merger Sub shall cease. The Company will continue as the surviving corporation in the Merger (the “Surviving Corporation”).

Section 2.02 Effects of the Merger. The Merger shall have the effects set forth in this Agreement and in the applicable provisions of the DGCL.

Section 2.03 Closing. The consummation of the Transactions (the “Closing”) shall take place at the offices of Perkins Coie LLP, 1899 Wynkoop Street, Suite 700, Denver, Colorado at 10:00 a.m. local time on the later to occur of (x) the second business day after the satisfaction or waiver of all conditions to the obligations of the parties to consummate the Transactions (other than conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions at the Closing) and (y) the date that is 20 business days after the delivery to Parent of the Required Information pursuant to Section 5.06 of this Agreement; or such other date or time as the parties hereto may determine (the actual date on which the Closing occurs being the “Closing Date”).

Section 2.04 Effective Time. Subject to the provisions of this Agreement, a certificate of merger satisfying the applicable requirements of the DGCL (the “Certificate of Merger”) shall be duly executed by the Company and concurrently with or as soon as practicable following the Closing delivered to the Secretary of State of the State of Delaware for filing. The Merger shall become effective upon the filing of the Certificate of Merger with the Secretary of State of the State of Delaware (the “Effective Time”).

Section 2.05 Certificate of Incorporation and Bylaws; Directors and Officers. Unless otherwise agreed to by Parent and the Company prior to the Effective Time:

(a) the certificate of incorporation of the Surviving Corporation shall be amended and restated as of the Effective Time to conform to the certificate of incorporation as in effect immediately prior to the Effective Time, except that all references to BR Acquisitions Inc. in the certificate of incorporation of Merger Sub shall be amended to refer to NetQuote Holdings, Inc.;

(b) the bylaws of the Surviving Corporation shall be amended and restated as of the Effective Time to conform to the bylaws of Merger Sub as in effect immediately prior to the Effective Time, except that all references to BR Acquisitions Inc. in the bylaws of Merger Sub shall be amended to refer to NetQuote Holdings, Inc.; and

(c) the directors and officers of the Surviving Corporation immediately after the Effective Time shall be the directors and officers of Merger Sub immediately prior to the Effective Time.

Section 2.06 Effect on Capital Stock.

(a) At the Effective Time, by virtue of the Merger and without any action on the part of any party or any holder of Company Capital Stock, all shares of Company Capital Stock will no longer be outstanding and will be canceled and retired automatically and will cease to exist, and each holder of shares of Company Capital Stock will cease to have any rights with respect thereto, except the right to receive the Applicable Per Share Merger Consideration payable with respect to such shares, such holder’s Pro Rata Share of the amount by which the Final Merger Consideration exceeds the Estimated Merger Consideration, if any, pursuant to Section 2.10(e)(i), such holder’s Pro Rata Share of any Escrow Amount ultimately released to the Effective Time Holders, and such holder’s Pro Rata Share of any Stockholders’ Representative Amount ultimately released to the Effective Time Holders pursuant to Section 11.04(e), in each case in accordance with and in the manner provided in, and subject to the limitations and conditions of, this Agreement and the Escrow Agreement.

(b) As of the Effective Time, by virtue of the Merger and without any action on the part of any party or any holder of securities of Merger Sub, each share of common stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation, which will be the only shares of capital stock of the Surviving

Corporation issued and outstanding immediately after the Effective Time. Each stock certificate of Merger Sub evidencing ownership of any such shares of common stock shall evidence ownership of such shares of capital stock of the Surviving Corporation.

(c) As of the Effective Time, by virtue of the Merger and without any action on the part of the Company or any holder of Company Capital Stock, all shares of Company Capital Stock that are owned by the Company (whether as treasury stock or otherwise), Parent or Merger Sub, immediately prior to the Effective Time (if any) shall be canceled and extinguished without any conversion thereof, and no consideration will be paid or delivered in exchange therefor.

Section 2.07 Merger Consideration. The “Merger Consideration” shall equal an aggregate amount in cash determined as follows:

(a) $205,000,000;

(b) minus, on a dollar-for-dollar basis, the Escrow Amount;

(c) minus, on a dollar-for-dollar basis, the amount of the Company Debt;

(d) minus, on a dollar-for-dollar basis, the amount of the Company Transaction Expenses;

(e) plus, on a dollar-for-dollar basis, an amount equal to the Cash of the Company as of Closing Date (“Closing Cash”);

(f) (A) plus, on a dollar-for-dollar basis, the amount by which the Closing Working Capital is greater than $2,500,000 (the “Working Capital Baseline”) or (B) minus, on a dollar-for-dollar basis, the amount by which the Closing Working Capital is less than the Working Capital Baseline; and

(g) minus, on a dollar-for-dollar basis, the Stockholders’ Representative Amount.

Section 2.08 Escrow. The Escrow Amount shall be deposited by Parent at the Closing, by wire transfer of immediately available funds, into escrow pursuant to the terms of the Escrow Agreement for the period commencing on the Closing Date and ending 12 months thereafter (the “Escrow Period”) for the purpose of satisfying indemnification claims pursuant to Article 10 and any price adjustments pursuant to Section 2.10(e)(ii) hereof. Each Effective Time Holder shall be deemed to have contributed to the Escrow Amount in proportion to such Effective Time Holder’s Pro Rata Share.

Section 2.09 Calculation and Payment of Estimated Merger Consideration.

(a) Not fewer than three days prior to the Closing Date, the Company shall cause to be prepared and delivered to Parent a reasonably detailed statement (the “Estimated Statement”) containing (i) good faith estimates of the Company Debt, the Company Transaction Expenses, Cash and Closing Working Capital, each as of the Closing Date (immediately prior to giving effect to the transactions contemplated herein), and (ii) the Company’s calculation of the Merger Consideration (based on the Escrow Amount, the Stockholders’ Representative Amount,

and the Company’s good faith estimates of the Company Debt, Company Transaction Expenses, Closing Cash and Closing Working Capital set forth on such Estimated Statement) pursuant to Section 2.07 (the “Estimated Merger Consideration”). The Estimated Statement shall be based upon the books and records of the Company and other information then available, calculated in accordance with GAAP and reasonably acceptable to Parent. The Company shall cooperate with Parent’s review of such estimates and Parent and the Company shall negotiate in good faith to resolve any reasonable objection Parent may have to such estimates; provided that, in the event that the Company and Parent are unable to resolve any such objection prior to the Closing (which shall not be delayed by any such negotiations), the Estimated Statement as delivered by the Company shall apply.

(b) At the Closing:

(i) Parent or the Surviving Corporation shall pay the Company Debt (as set forth on the Estimated Statement as finally determined pursuant to clause (a) above), by wire transfer of immediately available funds, to the applicable lenders in accordance with the payoff letters delivered pursuant to Section 8.01(1) of this Agreement;

(ii) Parent or the Surviving Corporation shall pay the Transaction Expenses (as set forth on the Estimated Statement as finally determined pursuant to clause (a) above), by wire transfer of immediately available funds, to the applicable vendors pursuant to various invoices delivered to Parent at least two Business Days prior to the Closing Date;

(iii) Parent shall deposit the Escrow Amount, by wire transfer of immediately available funds, into escrow pursuant to the terms of the Escrow Agreement;

(iv) Parent shall pay the Stockholders’ Representative Amount to the Stockholders’ Representative;

(v) subject to Sections 2.13 and 2.14, Parent or the Paying Agent shall pay each holder of Series A Preferred Stock, an amount equal to the Series A Merger Consideration for each cancelled share of Series A Preferred Stock;

(vi) subject to Sections 2.13 and 2.14, Parent or the Paying Agent shall pay each holder of Company Common Stock, an amount equal to the Common Stock Merger Consideration for each cancelled share of Company Common Stock; and

(vii) subject to Section 2.11, Parent or the Paying Agent shall pay the amounts described in Section 2.11(a) with respect to Qualifying Company Options.

The amount of cash, if any, that each stockholder or optionholder of the Company is entitled to receive for its shares of Company Capital Stock or its Qualifying Company Options held by such stockholder or optionholder shall be rounded to the nearest cent (with $0.005 being rounded upward) and computed after aggregating the cash amounts payable for all shares of each class and series of Company Capital Stock and any Qualifying Company Options held by such stockholder or optionholder, and the paying Agent shall be instructed accordingly.

Section 2.10 Calculation and Payment of Final Purchase Price.

(a) Within 60 days following the Closing, the Surviving Corporation shall prepare and deliver to the Stockholders’ Representative its final determination of the Merger Consideration, including statements of the Company Debt, Company Transaction Expenses, Closing Cash and Closing Working Capital (each, a “Final Statement” and collectively, the “Final Statements”), including such schedules and data as may be appropriate to support such calculations. The Surviving Corporation shall provide the Stockholders’ Representative with full access to the records and accountants of the Surviving Corporation and its Subsidiaries as necessary to review the Final Statements, including any working papers, trial balances and similar materials relating to the Final Statements prepared by or on behalf of the Surviving Corporation, provided that the Stockholders’ Representative has executed customary release letters.

(b) If the Stockholders’ Representative objects to the Surviving Corporation’s determination of the Company Debt, Company Transaction Expenses, Closing Cash or Closing Working Capital, as reflected in the Final Statements, the Stockholders’ Representative shall notify the Surviving Corporation in writing of such objection(s) within 30 days after receipt of the Final Statements from the Surviving Corporation (an “Objection Notice”). The Objection Notice shall specify which Final Statement(s) are being disputed and describe in reasonable detail the basis for such disputes and the amount that the Stockholders’ Representative believes is the correct amount for such disputed items.

(c) If the Stockholders’ Representative delivers a timely Objection Notice with respect to one or more Final Statements in accordance with Section 2.10(b), then the Stockholders’ Representative and the Surviving Corporation shall attempt to resolve such disputed items.

(d) In the event that the Surviving Corporation and the Stockholders’ Representative are unable to resolve the disputed items within 45 days after delivery of the Objection Notice, either the Surviving Corporation or the Stockholders’ Representative may demand that such disputed items be referred to Ernst & Young LLP or such other independent accounting firm as is mutually acceptable to the Surviving Corporation and the Stockholders’ Representative to finally resolve such disputed items. The independent accounting firm shall act as an arbitrator to determine only the disputed items, and the determination of each disputed item shall be within the range established by the Final Statements and the Objection Notice. The determination of such independent accounting firm shall be made as promptly as possible and shall be final and binding upon the parties. Each party hereto shall be permitted to submit such data and information to such independent accounting firm as such party deems appropriate and such independent accounting firm’s determination shall be based solely on such materials (i.e., not on independent review) and on the definitions contained in this Agreement. The Surviving Corporation and the Stockholders’ Representative, on behalf of the Effective Time Holders, shall each pay their own costs and expenses incurred under this Section 2.10(d). All expenses and fees incurred in connection with the independent accounting firm shall be paid equally by the Surviving Corporation on one hand and the Stockholders’ Representative, on behalf of the Effective Time Holders, on the other hand.

(e) The Company Debt, Company Transaction Expenses, Closing Cash and Closing Working Capital as finally determined in accordance with this Section 2.10 shall be used to determine the final Merger Consideration in accordance with Section 2.07 (the “Final Merger Consideration”). Once the Final Merger Consideration is determined in accordance with Section 2.07 and this Section 2.10, the following shall occur:

(i) if the Final Merger Consideration exceeds the Estimated Merger Consideration, Parent shall pay by wire transfer of immediately available funds to a bank account designated in writing by the Stockholders’ Representative (on behalf of the Effective Time Holders), within three days following the final determination of the Final Merger Consideration, an amount equal to such excess; or

(ii) if the Estimated Merger Consideration exceeds the Final Merger Consideration, the Stockholders’ Representative shall cause the Escrow Agent to pay by wire transfer of immediately available funds to a bank account designated in writing by Parent from the Escrow Account, within three days following the final determination of the Final Merger Consideration, the amount by which the Estimated Merger Consideration exceeds the Final Merger Consideration) and the Stockholders’ Representative and Parent shall promptly execute any necessary documents instructing the Escrow Agent to distribute such amount in accordance herewith;

(iii) to the extent that, after the completion of either of the payments described in clauses (i) or (ii) above have been made, the aggregate amount of funds released from the Escrow Account is less than $1,000,000, the Stockholders’ Representative and Parent shall deliver joint written instructions to the Escrow Agent instructing the Escrow Agent to deliver to the Stockholders’ Representative (on behalf of the Effective Time Holders) an amount equal to such shortfall by wire transfer of immediately available funds to an account designated by the Stockholders’ Representative; and

(iv) the Stockholders’ Representative shall revise the Payout Spreadsheet to reflect any changes to the amounts reflected thereon resulting from changes in the Final Merger Consideration (as compared to the Estimated Merger Consideration), and shall provide such revised Payout Spreadsheet to Parent promptly (but in any event within three days) following the final determination of the Final Merger Consideration.

Section 2.11 Stock Options.

(a) At the Effective Time, each then-outstanding vested Company Option (including any Company Option that vests as a result of the consummation of the Transactions) having a per share exercise price less than the Common Stock Merger Consideration (a “Qualifying Company Option”), shall be cancelled in exchange for the right to receive from the Surviving Corporation for each share of Company Common Stock subject to such Qualifying Company Option immediately prior to the Effective Time an amount (subject to any applicable withholding Tax) in cash equal to the product of (x) the number of shares of Company Common Stock subject to such Qualifying Company Option immediately prior to the Effective Time multiplied by (y) the amount by which the Common Stock Merger Consideration exceeds the per share exercise price of such Qualifying Company Option.

(b) As of the Effective Time, each (i) vested Company Option having a per share exercise price equal to or greater than the Common Stock Merger Consideration and (ii) unvested Company Option, in each case that is outstanding as of the Effective Time and is unexpired and unexercised, shall be forfeited and the holder of such options shall have no further rights thereunder.

(c) Prior to the Effective Time, the Company shall take all actions necessary (including obtaining any necessary participant consents, and determinations and/or resolutions of the board of directors of the Company or a committee thereof) to effect the transactions anticipated by this Section 2.11 under the Company Option Plan and all applicable option agreements and any other plan or arrangement of the Company. The Company shall notify the holders of Company Options, which such notice shall be in compliance with the terms of the Company Option Plan and such Company Options, that such Company Options will be treated in the manner set forth in this Section 2.11. Prior to the Effective Time, the Company shall terminate all equity incentive plans of the Company and shall provide Parent with documentation evidencing the completion of the foregoing actions (the form and substance of which shall be subject to review and approval by Parent, such approval not to be unreasonably withheld or delayed) not later than five business days preceding the Effective Time.

Section 2.12 Closing of the Company’s Transfer Books. At the Effective Time, holders of certificates representing shares of the Company Capital Stock that were outstanding immediately prior to the Effective Time shall cease to have any rights as stockholders of the Company, and the stock transfer books of the Company shall be closed with respect to all shares of Company Capital Stock outstanding immediately prior to the Effective Time. No further transfer of any such shares of Company Capital Stock shall be made on such stock transfer books after the Effective Time. If, after the Effective Time, a valid certificate previously representing any of such shares of the Company Capital Stock (a “Company Stock Certificate”) is presented to the Surviving Corporation or Parent, such Company Stock Certificate shall be canceled and, if applicable, shall be exchanged as provided in Section 2.13.

Section 2.13 Surrender of Certificates.

(a) At the Effective Time, Parent (or its designee) shall make available to the Paying Agent sufficient cash necessary for the payment of the Estimated Merger Consideration, upon surrender as part of the Merger of certificates formerly representing shares of Company Capital Stock, in the manner provided in Section 2.09. Funds made available to the Paying Agent shall be invested by the Paying Agent as directed by Parent (it being understood that any and all interest or income earned on funds made available to the Paying Agent pursuant to this Agreement shall be turned over to Parent).

(b) As promptly as practicable after the Effective Time, Parent shall cause the Paying Agent to mail to each holder of record of Company Capital Stock (i) a letter of transmittal in a form attached as Exhibit E hereto (the “Letter of Transmittal”) which shall specify that delivery shall be effected, and risk of loss and title to the Company Capital Stock shall pass, only upon actual delivery of the Company Stock Certificate representing the Company Capital Stock to the Paying Agent, and (ii) instructions for use in effecting the surrender of the Company Stock Certificates in exchange for the payment of the Applicable Per Share Merger Consideration for each share of Company Capital Stock represented thereby, without any interest thereon. Upon surrender of Company Stock Certificates for cancellation to the Paying Agent, together with a duly executed Letter of Transmittal and such other documents as the Paying Agent shall reasonably require, the holder of such Company Stock Certificates shall be entitled to receive in exchange therefor a check or wire transfer in the amount of the Applicable Per Share Merger Consideration for each share of Company Capital Stock formerly represented thereby, and the Company Stock Certificates so surrendered shall be canceled.

(c) Promptly following the date that is 12 months after the Effective Time, the Paying Agent shall deliver to Parent all cash and any documents in its possession relating to the Transactions, and the Paying Agent’s duties shall terminate. Thereafter, each holder of a Company Stock Certificate shall look only to Parent for payment of the Applicable Per Share Merger Consideration and may surrender such Company Stock Certificate to the Surviving Corporation or Parent and (subject to applicable abandoned property, escheat and similar Laws) receive in exchange therefor the Applicable Per Share Merger Consideration for each share of Company Capital Stock represented thereby, without any interest thereon.

(d) If any Company Stock Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of, and agreeing to indemnify Parent with respect to, that fact by the person claiming such Company Stock Certificate to be lost, stolen or destroyed, the Paying Agent (or if more than 12 months after the Effective Time, Parent), shall issue in exchange for such lost, stolen or destroyed Company Stock Certificate, the Merger Consideration deliverable in respect thereof determined in accordance with this Article 2.

(e) Except as required by Law, no dividends or other distributions with respect to capital stock of the Surviving Corporation with a record date after the Effective Time shall be paid to the holder of any unsurrendered Company Stock Certificate.

(f) All cash paid in respect of the surrender for exchange of shares of Company Capital Stock in accordance with the terms hereof shall be deemed to be in full satisfaction of all rights pertaining to such shares of Company Capital Stock. If, after the Effective Time, Company Stock Certificates are presented to Parent for any reason, they shall be canceled and exchanged as provided in this Section.

Section 2.14 Dissenting Shares.

(a) Notwithstanding any other provision of this Agreement to the contrary, shares of stock that are outstanding immediately prior to the Effective Time and that are held by holders of Company Capital Stock who shall have not voted in favor of the Merger or consented thereto in writing and who shall have properly demanded appraisal for such shares in accordance with Section 262 of the DGCL (collectively, the “Dissenting Shares”) shall not be converted into or represent the right to receive a portion of the Merger Consideration. Such holders of Company Capital Stock instead shall be entitled to receive payment from the Surviving

Corporation of the appraised value of such shares of Company Capital Stock held by them in accordance with the provisions of Section 262 of the DGCL.

(b) Notwithstanding the other provisions of this Article 2, if any holder of Dissenting Shares shall effectively withdraw or lose (through failure to perfect or otherwise) his, her or its appraisal rights, then, as of the later of Effective Time and the occurrence of such event, such holder’s shares of Company Capital Stock shall automatically be converted into and represent only the right to receive the consideration for Company Capital Stock to which such stockholder would otherwise be entitled under this Article 2, without interest thereon, upon surrender of the certificate representing such shares in accordance with this Article 2.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the Disclosure Schedule accompanying this Agreement (the “Disclosure Schedule”), read in accordance with the terms and conditions set forth in Section 7.05, the Company represents and warrants to Parent and Merger Sub as follows:

Section 3.01 Organization and Qualification. Each of the Company and its Subsidiaries is a corporation, duly organized, validly existing and, where applicable, in good standing under the Laws of its respective jurisdiction of organization. Each of the Company and its Subsidiaries has full corporate power and authority to own or lease its respective assets and properties and to conduct its respective businesses in the manner and in the places where such assets and properties are owned or leased and where such businesses are currently conducted, except where the failure to have such power and authority would not, individually or in the aggregate, reasonably expected to be material to the Company and its Subsidiaries. The copies of the Company’s certificate of incorporation and bylaws and each of the Company’s Subsidiary’s articles of incorporation and bylaws, each as amended to date and each heretofore made available to Parent and/or its agents, are complete and correct, and no amendments thereto are pending other than as contemplated by this Agreement. The Company and each of its Subsidiaries are duly licensed and qualified to do business and in good standing in each jurisdiction in which the properties or assets owned or leased by it or the operation of its business makes such licensing or qualification to do business necessary, except where the failure to be so licensed or qualified would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

Section 3.02 Subsidiaries; Securities Owned. The Company has no direct or indirect Subsidiaries other than those listed in Section 3.02 of the Disclosure Schedule. Except as set forth in Section 3.02 of the Disclosure Schedule, neither the Company nor any Subsidiary of the Company owns or holds the right to acquire any securities or other equity ownership interest issued by any other entity, business organization or Governmental Authority (other than Cash and securities of other Subsidiaries of the Company).

Section 3.03 Capitalization.

(a) The total authorized capital stock of the Company consists of 29,000,000 shares of Company Common Stock, 1,347,479 of which are issued and outstanding as of the date hereof and 24,000,000 shares of Company Preferred Stock, all of which are designated Series A Preferred Stock, 22,817,482 of which are issued and outstanding as of the date hereof. All of the outstanding shares of Company Capital Stock are duly authorized, validly issued, fully paid and non-assessable. Except as set forth in Section 3.03 of the Disclosure Schedule, there are no outstanding subscriptions, options, warrants, commitments, preemptive rights, purchase rights, calls, agreements, arrangements or commitments of any kind for or relating to the issuance, sale, registration or voting of, or outstanding securities convertible into or exchangeable for, any shares of capital stock of any class or other equity interests of the Company.

(b) To the extent applicable, all of the outstanding shares of capital stock of each Subsidiary of the Company are duly authorized, validly issued, fully paid and non-assessable. All of the issued and outstanding shares of capital stock of each Subsidiary of the Company are directly or indirectly owned by the Company, free and clear of all pledges, Liens or other claims or charges, except pledges, Liens or other claims or charges that will be released at the Closing. Except as set forth in Section 3.03 of the Disclosure Schedule, there are no outstanding subscriptions, options, warrants, commitments, preemptive rights, purchase rights, calls, agreements, arrangements or commitments of any kind for or relating to the issuance, sale, registration or voting of, or outstanding securities convertible into or exchangeable for, any shares of capital stock of any class or other equity interests of any Subsidiary of the Company.

Section 3.04 Authority of the Company.

(a) The Company has all requisite corporate power and authority to enter into this Agreement and each agreement, document and instrument to be executed and delivered by it pursuant to or as contemplated by this Agreement (collectively, the “Other Transaction Documents”) and to carry out the Transactions. Except for the Requisite Stockholder Approval, the execution and delivery of this Agreement and the Other Transaction Documents to which the Company is a party and the performance of the Company’s obligations hereunder and thereunder have been duly authorized by all necessary corporate action on the part of the Company. This Agreement and each Other Transaction Document to which the Company is a party constitutes a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except as enforceability may be limited by applicable equitable principles or by bankruptcy, insolvency, reorganization, moratorium, or similar Laws from time to time in effect affecting the enforcement of creditors’ rights generally. The only votes or consents required to approve this Agreement by the Company’s stockholders under the DGCL and the Company’s governing documents are set forth on Section 3.04(a) of the Disclosure Schedule (the “Requisite Stockholder Approval”).

(b) The execution, delivery and performance by the Company of this Agreement and each Other Transaction Document to which it is a party and the consummation of the Transactions:

(i) do not and will not violate any provision of the certificate of incorporation or the bylaws of the Company or the articles of incorporation or bylaws of any Subsidiary of the Company;

(ii) do not and will not violate any Laws of the United States, or any state or other jurisdiction applicable to the Company or any Subsidiary of the Company, or require the Company or any Subsidiary of the Company to obtain any notice, Order, permit, approval, consent or waiver of, or make any filing with, any Person (governmental or otherwise) that has not been obtained or made, which violation would, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, except for any actions required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), or other competition or anti-trust related legal or regulatory requirements of foreign jurisdictions, commissions or governing bodies (collectively, the “Antitrust Laws”); and

(iii) do not and will not result in a breach of, constitute a default under, accelerate any obligation under, or give rise to a right of termination of any Contract, permit, authorization or Order, whether written or oral, to which the Company or any Subsidiary of the Company is a party or by which the property or assets of the Company or any Subsidiary of the Company is bound, except where any of the foregoing would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries and except as otherwise set forth in Section 3.04 of the Disclosure Schedule.

Section 3.05 Compliance with Laws. Except as set forth in Section 3.05 of the Disclosure Schedule, the Company and each Subsidiary of the Company, during the last three years, are and have been in compliance with all applicable laws, Orders, statutes, administrative requirements, ordinances, rules and regulations (“Laws”) promulgated by any (a) nation, state, commonwealth, province, territory, county, municipality, district, or other jurisdiction of any nature, or any political subdivision thereof, (b) federal, state, local, municipal, foreign, or other government, or (c) governmental or quasi-governmental authority of any nature (including any governmental division, department, agency, commission, instrumentality, official, organization, contractor, regulatory body, or other entity and any court, arbitrator, or other tribunal) (each, a “Governmental Authority”) with respect to the operation of the business of the Company and its Subsidiaries as presently or formerly conducted, except where failure to so comply would not, individually or in the aggregate, reasonably expected to be material to the Company and its Subsidiaries. Neither the Company nor any Subsidiary of the Company has, within the last three years, received any written notice from any Governmental Authority alleging that the Company or any Subsidiary of the Company is in violation, in any material respect, of any Law applicable to the conduct of the business of the Company and its Subsidiaries.

Section 3.06 Brokers. Except as set forth in Section 3.06 of the Disclosed Schedule, neither the Company nor any Subsidiary of the Company has any obligation or other liability to any broker, finder or similar intermediary in connection with the Transactions that would cause Parent or, after the Closing, the Surviving Corporation or any of its Subsidiaries, to become liable for payment of any fee or expense with respect thereto.

Section 3.07 Taxes.

(a) Except as set forth in Section 3.07 of the Disclosure Schedule:

(i) all income Tax Returns of or with respect to the Company and each Subsidiary of the Company required by Law to be filed have been timely filed and all other material Tax Returns of or with respect to the Company and each Subsidiary of the Company required by applicable federal, foreign, state, local or other Law to be filed have been filed, and each such Tax Return is true, correct, complete, and prepared in accordance with applicable law, in all material respects;

(ii) the Company and each Subsidiary of the Company have timely paid or caused to be paid as of the date hereof all Taxes due and payable, whether or not shown on any Tax Returns, and the Company and each Subsidiary of the Company has timely withheld and paid to the appropriate Taxing Authority all amounts required to have been withheld and paid in connection with amounts paid or owing to any shareholder, employee, creditor, independent contractor or other third party, and there are no Liens on any assets of the Company or any of its Subsidiaries that arose in connection with the failure (or alleged failure) to pay any Tax other than Liens for Taxes not yet due and payable; and

(iii) there has not been any audit of any Tax Return filed by or with respect to the Company or any Subsidiary of the Company, no audit of any such Tax Return of or including the Company or any Subsidiary of the Company is in progress, and neither the Company nor any Subsidiary of the Company has been notified in writing by any taxing authority that any audit is contemplated or pending. Since the Reference Date, no written claim has been made by any Governmental Authority in a jurisdiction where the Company or any Subsidiary of the Company does not file Tax Returns that the Company or any Subsidiary of the Company is or may be subject to taxation by that jurisdiction. Neither the Company nor any of its Subsidiaries (nor any member of any affiliated, consolidated, combined or unitary group of which the Company or any of its Subsidiaries is a member) has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency, which period (after giving effect to such extension or waiver) has not expired.

(b) Neither the Company nor any Subsidiary of the Company is a party to, is bound by or has any obligation under, any agreement relating to allocating or sharing the payment of, or liability for, Taxes or has any liability for Taxes of any Person (other than members of the affiliated group, within the meaning of Section 1504(a) of the Code, filing consolidated federal income tax returns of which the Company is the common parent) under Treasury Regulation § 1.1502-6 (or a similar provision of state, local or foreign Law), as a transferee or successor, by contract or otherwise.

(c) No closing agreement pursuant to Section 7121 of the Code or any similar provision of any state, local or foreign Law has been entered into by or with respect to the Company or any Subsidiary of the Company. Neither the Company nor any Subsidiary of the Company has agreed to or is required to make any adjustment for any period after the Closing Date pursuant to Section 481(a) of the Code by reason of any change in any accounting method, there is no application pending with any taxing authority requesting permission for any such change in any accounting method of the Company or any Subsidiary of the Company and the Internal Revenue Service has not proposed in writing any such adjustment or change in accounting method. Neither the Company nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of (i) any intercompany transactions or any excess loss account described in the Treasury Regulations under section 1502 of the Code (or any corresponding or similar provision of state, local or foreign Tax law), (ii) any installment sale or open transaction disposition made on or prior to the Closing Date or (iii) any prepaid amounts received on or prior to the Closing Date.

(d) Neither the Company nor any of its Subsidiaries (i) is currently subject to a limitation under section 382, 383 or 384 of the Code (or any corresponding provision of state, local or foreign Tax law), (ii) is a party to any “listed transaction” within the meaning of section 1.6011-4 of the Treasury Regulations, (iii) during the five-year period ending on the date hereof, was a distributing corporation or a controlled corporation in a transaction intended to be governed by section 355 or section 361 of the Code, (iv) is or has ever been a “United States Real Property Holding Company” within the meaning of section 897 of the Code, (v) has made any election under section 108(i) of the Code, or (vi) is a party to any contract, agreement, plan or arrangement including, without limitation, this Agreement, which could give rise to the payment of any amount that would not be deductible or on which a penalty or excise tax could be imposed (whether on the Company or on the recipient of the payment) pursuant to sections 280G, 409A or 4999 of the Code.

(e) Each contract, arrangement, or plan of the Company or any Subsidiary of the Company that is a “nonqualified deferred compensation plan” (as defined for purposes of Section 409A(d)(1) of the Code) is in documentary and operational compliance with Section 409A of the Code and the applicable guidance issued thereunder in all material respects. Neither the Company nor any Subsidiary of the Company has any indemnity obligation for any Taxes imposed under Section 409A of the Code.

(f) Neither the Company nor any of its Subsidiaries has any reserves for any Tax contingencies.

Section 3.08 Litigation. Section 3.08 of the Disclosure Schedule sets forth each material continuing action, suit, charge, investigation and other proceeding pending or, to the Company’s Knowledge, threatened against the Company or any Subsidiary of the Company, at law or in equity, before or by any Governmental Authority.

Section 3.09 Financial Statements.

(a) The Company has delivered to Parent the following financial statements, attached as Section 3.09(a) of the Disclosure Schedule:

(i) audited consolidated balance sheet of the Company as of December 31, 2009, December 31, 2008 and December 31, 2007 and audited consolidated statements of operations, shareholder’s equity, and cash flows for the fiscal year then ended (collectively, the “Audited Financial Statements”); and

(ii) unaudited consolidated balance sheet of the Company as of March 31, 2010 (the “Latest Balance Sheet”) and the related statements of operations and cash flows for the three months then ended (collectively, the “Unaudited Financial Statements”). The Audited Financial Statements together with the Unaudited Financial Statements are referred to herein as the “Financial Statements.”

(b) The Audited Financial Statements have been prepared in accordance with GAAP applied consistently during the periods covered thereby, and present fairly in all material respects the financial position of the Company and its Subsidiaries at the dates of said statements and the results of their operations and cash flows for the periods covered thereby. The Unaudited Financial Statements have been prepared in accordance with GAAP applied consistently during the period covered thereby, and present fairly in all material respects the financial position of the Company and its Subsidiaries at the date of such statements and the results of their operations and cash flows for the period covered thereby, except that they do not contain the materials and disclosures to be found in notes to financial statements prepared in accordance with GAAP nor do they reflect year-end adjustments, none of which is material.

(c) Neither the Company nor any of its Subsidiaries, taken as a whole, have any material liabilities except for (i) liabilities in the aggregate adequately disclosed, provided for, reflected in, reserved against or otherwise described in the liabilities section on the face of the Latest Balance Sheet or included as a current liability in the calculation of Closing Working Capital (which are, in each case, described in Section 3.09(c) of the Disclosure Schedule), (ii) liabilities under the Contracts and the Employee Benefit Plans to which the Company or any Subsidiary of the Company or any of their respective properties or assets may be bound, including those set forth on Section 3.19 of the Disclosure Schedule, (iii) liabilities which have arisen in the ordinary course of business since the date of the Latest Balance Sheet, (iv) liabilities under this Agreement, the Other Transaction Documents and the Transactions, and (v) liabilities that would not reasonably be expected to prevent or delay this Agreement or cause the Company and its Subsidiaries to incur, individually or in the aggregate, Losses in excess of $500,000.

Section 3.10 Transactions with Affiliates. Except as set forth in Section 3.10 of the Disclosure Schedule there have been no material transactions, contracts, understandings or agreements of any kind between the Company or any Subsidiary of the Company and any Person (other than the Company or any Subsidiary) who is an Affiliate of the Company or any Subsidiary of the Company or who is an Effective Time Holder or an Affiliate of an Effective Time Holder or an executive officer of any of the foregoing (each, an “Affiliate Transaction”).

Section 3.11 Real Property.

(a) Neither the Company nor any Subsidiary of the Company owns any real property. Section 3.11(a) of the Disclosure Schedule sets forth (i) each lease or other agreement under which the Company or any Subsidiary of the Company leases or has rights in any real property (the “Real Property Leases”) and (ii) the address of such real property which is the subject of each of the respective Real Property Leases (the “Leased Real Property”). True and complete copies of the Real Property Leases, together with any subleases, licenses, leasehold mortgages, collateral assignments or security agreements related thereto, have been made available to Parent and/or its agents by the Company. Except as set forth on Section 3.11(a) of the Disclosure Schedule, the Company and each Subsidiary of the Company have a valid and subsisting leasehold interest in the Leased Real Property. With respect to each of the Real

Property Leases: (i) neither the Company or Subsidiary nor, to the Knowledge of the Company, any other party to the Real Property Lease is in breach or default under such Real Property Lease, and, to the Knowledge of the Company, no event has occurred or circumstance exists which, with the delivery of notice, the passage of time or both, would constitute such a breach or default; and (ii) there are no liens or encumbrances on the estate or interest created by such Real Property Lease, other than Permitted Liens.

(b) To the Knowledge of the Company, no material permit, license or certificate of occupancy pertaining to the leasing or operation of any Leased Real Property, other than those which are transferable with such property, is required by any Governmental Authority.

Section 3.12 Absence of Material Adverse Effect. Except as set forth in Section 3.12 of the Disclosure Schedule, since the date of the Latest Balance Sheet, there has not been any Material Adverse Effect.

Section 3.13 Absence of Certain Changes. Except as set forth in Section 3.13 of the Disclosure Schedule, or as contemplated by this Agreement, the Company and each Subsidiary of the Company have complied in all material respects with the covenants and restrictions set forth in Section 5.01 hereof to the same extent as if this Agreement had been executed on, and had been in effect since, the date of the Latest Balance Sheet.

Section 3.14 Tangible Personal Property. Except as set forth in Section 3.14 of the Disclosure Schedule and subject to any term in any Contract, (a) the Company and each Subsidiary of the Company has good title to, or a valid leasehold interest in or a valid license for, all of the items of tangible personal property reflected on the Latest Balance Sheet, except as sold or disposed of subsequent to the date thereof in the ordinary course of business consistent with past practices and (b) all such tangible personal property is owned free and clear of all liens, mortgages, pledges, charges, licenses, encumbrances, contracts and security interests (collectively, “Liens”), except for (i) Liens. identified in Section 3.14 of the Disclosure Schedule, (ii) Liens which, individually or in the aggregate, do not materially detract from the value, or materially interfere with the present use, of the Company’s or any of its Subsidiaries’ aggregate tangible personal property, or (iii) Permitted Liens.

Section 3.15 Intellectual Property.

(a) Section 3.15(a) of the Disclosure Schedule sets forth a complete and accurate list of all registered or issued Intellectual Property (as defined below) and currently pending applications to register Intellectual Property that are owned by the Company or any Subsidiary of the Company and have not expired or been abandoned. The Company and its Subsidiaries own and possess all right, title and interest in and to, or have a valid and enforceable right to use, all Intellectual Property used in or necessary for the operation of the business of the Company or its Subsidiaries as presently conducted (collectively, “Company Intellectual Property”), free and clear of all Liens except (i) Permitted Liens, (ii) any licenses or other rights granted to third parties by the Company or any of its Subsidiaries in the ordinary course of business and (iii) restrictions or obligations contained in any licenses or other rights granted to Company or any of its Subsidiaries by third parties in the ordinary course of business; provided that, it is acknowledged and agreed that nothing in this sentence shall be construed as a representation that the Company Intellectual Property does not infringe any Intellectual Property of any third party, and that such matters are the subject of the non-infringement representation set forth in the following sentence. As of the date hereof, there are no pending or, to the Knowledge of the Company, threatened suits by any Person alleging that the Company or any of its Subsidiaries has infringed, misappropriated or otherwise conflicted with the Intellectual Property of any Person. To the Knowledge of the Company, the conduct of the business of the Company and its Subsidiaries as currently conducted has not infringed, misappropriated, or otherwise conflicted with, and does not infringe, misappropriate or otherwise conflict with, any Intellectual Property of any Person. To the Knowledge of the Company, no Person has infringed, misappropriated or otherwise conflicted with or is infringing, misappropriating or otherwise conflicting with, any of the Company Intellectual Property. For purposes of this Agreement, “Intellectual Property” means all intellectual property in any jurisdiction in the world, including without limitation, all (i) patents, inventions (whether or not reduced to practice or patentable), trademarks and service marks (including any trade dress, logos, slogans and any other indicia of origin and the goodwill associated therewith), trade names, corporate names, Internet domain names, copyrights and copyrightable works (whether or not registered), designs and trade secrets, (ii) applications for and registrations, issuances and renewals of such patents, trademarks, service marks, trade names, domain names, copyrights and works (whether or not copyrightable) and designs, (iii) lists (including customer and vendor lists), data, databases, processes, formulae, methods, specifications, schematics, plans, studies, technology, know-how, improvements, web site and other content, computer software programs and related documentation, and other confidential or proprietary data and information, and (iv) computer software, data and databases including, but not limited to, object code, source code, operating and other systems, tools, firmware, related documentation and all copyrights therein. The Company has taken commercially reasonable actions to maintain and protect all Company Intellectual Property owned by the Company. All registered and issued Company Intellectual Property owned by the Company or its Subsidiaries is valid, enforceable, and in full force and effect.

(b) Each current and former officer, employee, developer and consultant of the Company or any of its Subsidiaries involved in the development, enhancement or maintenance of Intellectual Property for the Company or any of its Subsidiaries has executed and delivered to the Company an agreement: (i) sufficient to ensure that the Company or any of its Subsidiaries becomes or may elect to become the owner or assignee of any Intellectual Property such Person creates within the scope of his or her employment or in the case of a non-employee, from the services such Person performs for the Company or any of its Subsidiaries; and (ii) providing for the non-disclosure by such Person of any confidential information of the Company or any of its Subsidiaries. No prior or current employee or officer or any prior or current consultant or developer of the Company or any of its Subsidiaries has asserted or has any ownership or other right, title or interest in or to any material Intellectual Property used by the Company or any of its Subsidiaries in the operation of their respective businesses.

(c) Except as set forth in Section 3.16(1) of the Disclosure Schedules and except for nonexclusive licenses granted in the ordinary course of business, neither the Company nor any of its Subsidiaries has granted any Person a license to any of the material Company Intellectual Property owned by the Company or its Subsidiaries, and neither the Company nor any of its Subsidiaries has entered into any Contract limiting or imposing any obligation or condition on the use, license, sale, distribution or other exploitation of any such Company Intellectual Property by or on behalf of the Company or any of its Subsidiaries.

(d) The Company and each of its Subsidiaries have been and are presently in material compliance, with their respective privacy policies and terms of use and with all applicable data protection, privacy and other Laws governing the collection, use, storage, distribution, transfer, import, export, disposal or disclosure (whether electronically or in any other form or medium) of any personal information or data in all material respects. There has not been any notice to, complaint against, or audit, proceeding or investigation conducted or claim asserted with respect to the Company or any of its Subsidiaries by any Person (including any Governmental Authority) regarding the collection, use, storage, distribution, transfer, import, export, disposal or disclosure of personal information and none is pending, or to the Knowledge of the Company, threatened. To the Knowledge of the Company, neither the Company nor any of its Subsidiaries has experienced any incident in which any personal information or data was or may have been stolen or subject to any unauthorized access or use that has resulted in, or would reasonably be expected to result in, any material liability of the Company or any of its Subsidiaries.

(e) The computer software, hardware, firmware, networks; platforms, servers, interfaces, applications, web sites and related systems (collectively, “Systems”) used by the Company and its Subsidiaries are sufficient for the current needs of the Company and its Subsidiaries in all material respects (including as to capacity and ability to process current and anticipated volumes in a timely manner). The Company and its Subsidiaries have taken commercially reasonable steps to provide for the security, continuity and integrity of their respective Systems and the back-up and recovery of data and information stored or contained therein and to prevent and guard against any unauthorized access or use thereof. To the Knowledge of the Company, there have been no unauthorized intrusions or breaches of the security thereof or other unauthorized access or use of any of the foregoing that have caused, or would reasonably be expected to cause, a Material Adverse Effect.

(f) No software that has been incorporated into, integrated or bundled with any proprietary software owned by the Company or any of its Subsidiaries (such proprietary software “Company Software”) is subject to the GNU General Public License or Lesser General Public License, or any similar license commonly called “copyleft” or “open source” license that could: (i) require or condition the use or distribution of, or access to, Company Software on (A) the disclosure, licensing or distribution of any source code for any portion of Company Software, (B) the licensing of any portion of the Company Software for the purpose of making derivative works, or (C) the distribution of any portion of the Company Software at no charge, or (ii) otherwise imposing any limitation, restriction or condition on the right or ability of the Company or any of its Subsidiaries to use, license, sell or distribute any portion of the Company Software.

(g) Immediately subsequent to the Closing, the Company Intellectual Property will be owned by or available for use by the Company or its Subsidiaries on terms and conditions identical to those under which the Company or its Subsidiaries owned or used the Company Intellectual Property immediately prior to the Closing.

Section 3.16 Contracts. Except for contracts, commitments, plans, agreements and licenses, in each case whether oral or written, listed in Section 3.16 of the Disclosure Schedule (true and complete copies of which have been made available to Parent and/or its agents) (the “Contracts”), neither the Company nor any Subsidiary of the Company is a party to or subject to:

(a) any plan or contract providing for bonuses, stock, deferred compensation, options, stock purchases, profit sharing, collective bargaining or the like or any contract or agreement with any labor union (other than the plans or contracts listed in Section 3.19 of the Disclosure Schedule);

(b) any employment contract or contract for services (other than for services by independent contractors) which requires the payment of more than $100,000 annually in total cash compensation which is not terminable on 60 or fewer days notice by the Company or any Subsidiary of the Company without liability for any material penalty or severance payment;

(c) any contract or agreement for the purchase of any commodity, material or equipment in excess of $50,000 (other than purchase orders entered into in the ordinary course of business);

(d) any other contracts or agreements creating any obligation of the Company or any Subsidiary of the Company of more than $100,000 annually with respect to any such contract;

(e) any contract or agreement requiring the purchase of all or substantially all of its requirements of a particular product from a supplier, except any contract or agreement relating to the purchase of inventory in the ordinary course of business;

(f) any contract or agreement which by its terms does not terminate or is not terminable by the Company or any Subsidiary of the Company within 12 months after the date hereof without payment of a penalty of $100,000 or more;

(g) any contract containing covenants limiting the freedom of the Company or any Subsidiary of the Company in any material respect to compete in any line of business, with any Person or in any geographical area;

(h) any agreement (or group of related agreements) for the lease of personal property to or from any Person providing for lease payments in excess of $50,000 per annum;

(i) any settlement, conciliation or similar agreement with any Governmental Authority or pursuant to which the Company or any Subsidiary of the Company is obligated to pay consideration after the date of this Agreement in excess of $50,000;

(j) any agreement with respect to any Affiliate Transaction;

(k) any partnership, joint venture or other similar contract or agreement; or

(1) (i) any contract or agreement that grants an exclusive license of Company Intellectual Property by the Company or any of its Subsidiaries to a Person and (ii) any other contract that is material to the business of the Company or any of its Subsidiaries relating to the licensing of Intellectual Property (l) by the Company or any of its Subsidiaries to a Person, other than nonexclusive licenses granted in the ordinary course of business or (2) by a Person to the Company or any of its Subsidiaries, other than agreements for unmodified commercially available off-the-shelf software.

All Contracts are valid and in full force and effect and constitute legal, valid and binding obligations of the Company or such Subsidiary of the Company and, to the Knowledge of the Company, the other parties thereto, and are enforceable against the Company or such Subsidiary of the Company in accordance with their respective terms, except as enforceability may be limited by applicable equitable principles or by bankruptcy, insolvency, reorganization, moratorium, or similar Laws from time to time in effect affecting the enforcement of creditors’ rights generally. The Company and its Subsidiaries are not, and to the Knowledge of the Company, no other party is, in default in complying with any material provisions thereof, nor has the Company or any of its Subsidiaries received written notice of any such default, and, to the Knowledge of the Company, no condition or event or facts exist or have occurred which, with notice, lapse of time or both, would constitute a breach or default thereof on the part of the Company or such Subsidiary of the Company which default would reasonably be expected to be material to the Company and its Subsidiaries.

Section 3.17 Insurance. All policies of insurance or fidelity bonds maintained by the Company and each Subsidiary of the Company are legal, valid, binding, enforceable, in full force and effect and none of the Company, any Subsidiary of the Company, or, to the Knowledge of the Company, any other party to such policies, is in breach or default thereof (including with respect to its payment obligations under any such policies).

Section 3.18 Approvals. Except as set. forth in Section 3.18 of the Disclosure Schedule, (i) the Company and each Subsidiary of the Company has obtained all material permits, registrations, operating authorities, licenses, franchises, certifications, authorizations and other approvals (collectively, the “Approvals”) from Governmental Authorities as now or previously necessary for the conduct of its business as presently conducted, except where the failure to obtain such Approvals would not reasonably be expected to be material to the Company and its Subsidiaries, (ii) all such Approvals are valid and in full force and effect, except where the failure of such Approvals to be in full force and effect would not reasonably be expected to be material to the Company and its Subsidiaries, (iii) none of such Approvals is subject to termination by its terms or will be adversely affected as a result of the execution of this Agreement by the Company or by the consummation of the Transactions, and (iv) neither the Company nor any Subsidiary of the Company is in default, nor has the Company or any Subsidiary of the Company received any notice of any claim of default, with respect to any such Approval, except where the default would not reasonably be expected to be material to the Company and its Subsidiaries.

Section 3.19 Employee Benefit Plans. All Employee Benefit Plans are listed in Section 3.19 of the Disclosure Schedule. Except as set forth in Section 3.19 of the Disclosure Schedule:

(a) with respect to each such Employee Benefit Plan, a copy of the plan document (as currently in effect), the most recent summary plan description (if any), and any summaries of material modifications related thereto, distributed with respect to such Employee Benefit Plan, the most recent determination letter issued by the Internal Revenue Service (if applicable), and the most recent Form 5500 annual report (if any) have been provided or made available to Parent and/or its agents;

(b) all such Employee Benefit Plans have been maintained, funded and administered in all material respects in accordance with their terms and in compliance with all applicable Laws, including without limitation, the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and the Code;

(c) none of the Company, any of its Subsidiaries, or any employee or officer of any of the foregoing or, to the Knowledge of the Company, any other Person has engaged in any breach of fiduciary responsibility (as determined under ERISA) or any “prohibited transaction” (as such term is defined in Section 406 of ERISA or Section 4975 of the Code) for which an exemption is not in effect and, in either case, which could subject the Company or any of its Subsidiaries to a material liability;

(d) none of the Company, any of its Subsidiaries, or any Person that is or at any relevant time was considered a single employer with the Company or any of its Subsidiaries under Section 414 of the Code (each, an “ERISA Affiliate”) has, at any time during the last six years, sponsored, maintained or contributed to (or been obligated to contribute to), and neither the Company nor any of its Subsidiaries has any current or contingent liability or obligation under or with respect to: (i) any “multiemployer plan” within the meaning of Section 3(37) of ERISA, (ii) any “defined benefit plan” within the meaning of Section 3(35) of ERISA or any other plan that is subject to the funding requirements of Title IV of ERISA or Section 412 of the Code or Section 302 of ERISA, (iii) any “multiple employer plan” within the meaning of Section 210 of ERISA or Section 413(c) of the Code, or (iv) any “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA;

(e) each Employee Benefit Plan intended to qualify under Section 401 of the Code has received a favorable determination letter from the Internal Revenue Service that such Employee Benefit Plan is a “qualified plan” under Section 401(a) of the Code, the related trusts are exempt from Tax under Section 501(a) of the Code, and, to the Knowledge of the Company, no facts or circumstances exist that would be reasonably likely to jeopardize the qualification of such Employee Benefit Plan;

(f) other than routine claims for benefits, there are no actions, claims, lawsuits, inquiries, audits, investigations, arbitrations or other proceedings pending or, to the Knowledge of the Company, threatened with respect to any Employee Benefit Plan, and to the Knowledge of the Company, there are no facts or circumstances that would reasonably be expected to give rise to any such actions, claims, lawsuits, inquiries, audits, investigations, arbitrations or proceedings;

(g) with respect to the Employee Benefit Plans, all contributions and premium payments for all periods ending prior to or as of the Closing Date have been made or properly accrued on the Company’s financial statements;

(h) neither the Company nor any of its Subsidiaries has any liability or obligation under any Employee Benefit Plan, or otherwise, to provide medical or death or other welfare benefits (within the meaning of Section 3(1) of ERISA) with respect to current or former employees of the Company or any other Person beyond their retirement or termination of employment (other than coverage mandated by Law), and there are no reserve assets, surplus or prepaid premiums under any such Employee Benefit Plan;

(i) the consummation of the Transactions will not, other than pursuant to the Employee Benefit Plans listed in Section 3.19(i) of the Disclosure Schedule or as required to comply with Section 2.11 or Section 6.05(a) of this Agreement, or pursuant to actions taken by Parent or the Surviving Corporation, (i) result in any payment becoming due to any employee of the Company, (ii) increase any benefits or compensation otherwise payable or any liability under any Employee Benefit Plan, (iii) result in the acceleration of time of payment or the funding or vesting of benefits or compensation under any Employee Benefit Plan, or (iv) result in any liability to any present or former employee or independent contractor, including, but not limited to, as a result of the Worker Adjustment Retraining and Notification Act of 1988, as amended, or any similar foreign, state, or local Law (collectively, the “WARN Act”);

(j) neither the Company nor any of its Subsidiaries has any material current or contingent liability or obligation as a consequence of at any time being considered a single employer under Section 414 of the Code with any other Person; and

(k) the Company, its Subsidiaries and the ERISA Affiliates have complied in all material respects and are in compliance in all material respects with the applicable requirements of COBRA.

Section 3.20 Employees; Labor Matters. Neither the Company nor any Subsidiary of the Company is delinquent in any payments to any of its employees for any wages, salaries, commissions, bonuses, severance, termination pay or other direct compensation for any services performed for it to the date hereof or amounts required to be reimbursed to such employees. Except as set forth in Section 3.20 of the Disclosure Schedule, neither the Company nor any Subsidiary of the Company has a written policy, practice, plan or program of paying severance pay or any written form of severance compensation in connection with the termination of employment. Except as set forth in Section 3.20 of the Disclosure Schedule, there are no material grievances, complaints or charges that have been filed against the Company or any Subsidiary of the Company under any dispute resolution procedure (including, but not limited to, any proceedings under any dispute resolution procedure under any collective bargaining agreement) that have not been dismissed. Except as set forth in Section 3.20 of the Disclosure Schedule, no collective bargaining agreements or other agreements with any union or similar organization are in effect or are currently being negotiated by the Company or any Subsidiary of the Company. No labor strike, work stoppage, walkout, lockout or other material labor dispute has occurred with respect to employees of the Company or its Subsidiaries. Within the past two years, neither the Company nor any Subsidiary of the Company has implemented any plant closing or layoff of employees that could implicate the WARN Act.

Section 3.21 Environmental Matters. The Company and its Subsidiaries have complied and are in compliance, in all material respects, with all Laws concerning pollution or protection of the environment, in each case in effect as of or prior to the Closing Date, including all such Laws relating to the exposure to, emission, discharge, release or threatened release of any pollutants, contaminants or hazardous materials, substances, petroleum, or wastes into air, surface water, groundwater or lands (“Environmental Requirements”). Neither the Company nor any of its Subsidiaries has received any notice, report or other information regarding any violation of, or any liability (contingent or otherwise) or investigatory, corrective or remedial obligation under, any Environmental Requirement with respect to the Company’s or any of its Subsidiaries’ or its predecessors’ past or current operations, properties or facilities. Neither the Company nor any of its Subsidiaries or predecessors has treated, stored, disposed of, arranged for or permitted the disposal of, transported, handled, exposed any person to or released any substance, or owned or operated its respective businesses or any property or facility (and no such property or facility is contaminated by any such substance), so as to give rise to any liabilities (contingent or otherwise) or investigatory, corrective or remedial obligations pursuant to Environmental Requirements. To the Knowledge of the Company, with respect to the Company and its Subsidiaries, no basis in law or fact exists to support an assertion of any claim, action or obligation with respect to the presence of asbestos in any property, building, or other structure. The Company has furnished all environmental audits, reports and other material environmental documents relating to the Company’s or its Subsidiaries’ or predecessors’, past or current properties, facilities or operations which are in their possession or under their reasonable control.

Section 3.22 Officers and Directors. Section 3.22 of the Disclosure Schedule sets forth the name and title of each officer and director of the Company and each Subsidiary of the Company as of the date hereof.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub jointly and severally represent and warrant to the Company as of the date hereof as follows:

Section 4.01 Existence and Power. Each of Parent and Merger Sub is a corporation duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization and has all corporate power and all material governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted.

Section 4.02 Organizational Authorization. The execution, delivery and performance by each of Parent and Merger Sub of this Agreement and the Other Transaction Documents to which it is a party and the consummation of the Transactions are within the corporate power of Parent or Merger Sub, as applicable, and have been duly authorized by all necessary corporate or other action on the part of Parent or Merger Sub, as applicable. This Agreement and each Other Transaction Document to which Parent or Merger Sub is a party constitutes a valid and binding agreement of Parent or Merger Sub, as applicable, enforceable against Parent or Merger Sub, as applicable, in accordance with its terms, except as enforceability may be limited by applicable equitable principles or by bankruptcy, insolvency, reorganization, moratorium, or similar Laws from time to time in effect affecting the enforcement of creditors’ rights generally.

Section 4.03 Governmental Authorization. The execution, delivery and performance by each of Parent and Merger Sub of this Agreement and each Other Transaction Document to which it is a party and the consummation of the Transactions require no material action by or in respect of, or material filing with, any Governmental Authority other than compliance with any applicable requirements of the Antitrust Laws.

Section 4.04 Noncontravention. The execution, delivery and performance by each of Parent and Merger Sub of this Agreement and each Other Transaction Document to which it is a party and the consummation of the Transactions do not and will not (i) violate the certificate of incorporation or bylaws or other organizational documents of Parent or Merger Sub, as applicable, (ii) assuming compliance with the matters referred to in Section 4.03, violate any applicable material Law, or (iii) require any material consent or other material action by any Person under, constitute a default under, or give rise to any right of termination, cancellation or acceleration of any right or obligation of Parent or Merger Sub, as applicable, under any provisions of any material agreement or other material instrument binding upon Parent or Merger Sub, as applicable.

Section 4.05 Financing. Parent has, and at the Closing shall have, sufficient cash, available lines of credit or other sources of immediately available funds to enable it to fulfill its obligations hereunder and to make payment of all amounts to be paid by it hereunder on and after the Closing Date.

Section 4.06 Actions and Proceedings. There are no (a) outstanding Orders of any court, Governmental Authority or arbitration tribunal against Parent or Merger Sub, which have or could have a material adverse effect on the ability of Parent or Merger Sub to consummate the Transactions or (b) actions, suits, claims or legal, administrative or arbitration proceedings or investigations pending or, to the knowledge of Parent, threatened against Parent or Merger Sub, which have or could have a material adverse effect on the ability of Parent or Merger Sub to consummate the Transactions.

Section 4.07 Brokers. Neither Parent nor Merger Sub has any obligation or other liability to any broker, finder or similar intermediary in connection with the Transactions that would cause the Company or any stockholder of the Company to become liable for payment of any fee or expense with respect thereto.

Section 4.08 Acknowledgment by Parent and Merger Sub.

(a) Each of Parent and Merger Sub has conducted to its satisfaction an independent investigation and verification of the financial condition, results of operations, assets, liabilities, properties, prospects and projected operations of the Company and its Subsidiaries and, in making their determination to proceed with the Transactions, each of Parent and Merger Sub has relied on the results of its own independent investigation and verification and the representations and warranties of the Company expressly and specifically set forth in this Agreement. Such representations and warranties by the Company constitute the sole and exclusive representations and warranties of the Company to Parent and Merger Sub in connection with the Transactions, and each of Parent and Merger Sub understands, acknowledges and agrees that all other representations and warranties of any kind or nature expressed or implied (including, without limitation, any relating to the future or historical financial condition, results of operations, assets or liabilities of the Company or its Subsidiaries or the quality, quantity or condition of the assets of the Company or its Subsidiaries) are specifically disclaimed by the Company. The Company does not make or provide, and each of Parent and Merger Sub hereby waives, any warranty or representation, express or implied, as to the quality, merchantability, fitness for a particular purpose, conformity to samples, or condition of the Company’s or any of its Subsidiaries’ assets or any part thereto.

(b) In connection with each of Parent’s and Merger Sub’s investigation of the Company and its Subsidiaries, each of Parent and Merger Sub has received from or on behalf of the Company certain projections, including projected statements of operating revenues and income from operations of the Company and its Subsidiaries for the fiscal year ending December 3 I, 2010 and for subsequent fiscal years and certain business plan information for such fiscal year and subsequent fiscal years. Each of Parent and Merger Sub acknowledges that there are uncertainties inherent in attempting to make such estimates, projections and other forecasts and plans, that each of Parent and Merger Sub is familiar with such uncertainties, that each of Parent and Merger Sub is taking full responsibility for making its own evaluation of the adequacy and accuracy of all estimates, projections and other forecasts and plans so furnished to it (including the reasonableness of the assumptions underlying such estimates, projections and forecasts), and that neither Parent nor Merger Sub shall have any claim against the stockholders of the Company, or any other Person, with respect to such estimates, projections and other forecasts and plans. Accordingly, the Company makes no representations or warranties whatsoever with respect to such estimates, projections and other forecasts and plans (including the reasonableness of the assumptions underlying such estimates, projections and forecasts) and neither Parent nor Merger Sub have relied on any such estimates, projections and other forecasts and plans.

(c) Each of Parent and Merger Sub acknowledges and agrees that the representations and warranties made by the Company in this Agreement (as qualified by the Disclosure Schedule) supersede and replace in every respect the data set forth in any other document, material or statement, whether written or oral, made available to Parent or Merger Sub. Except as expressly set forth in Article 3, each of Parent and Merger Sub acknowledges and agrees that the Company makes no representations or warranties whatsoever with respect to any information regarding the Company or any of its Subsidiaries or their respective businesses, including any information, document or material made available to Parent, Merger Sub or their respective Affiliates in certain physical or on-line “data rooms,” management presentations or any other form in expectation of the Transactions.

ARTICLE 5

COVENANTS OF THE COMPANY

Section 5.01 Conduct of the Company and its Subsidiaries. During the period from the date of this Agreement through the Effective Time, the Company agrees as to itself and its Subsidiaries that, except (i) as expressly contemplated or permitted by this Agreement or the Disclosure Schedule, (ii) as required by applicable Law, or (iii) to the extent that Parent shall otherwise consent in writing, which consent shall not be unreasonably withheld, conditioned or delayed:

(a) the Company and its Subsidiaries shall (A) carry on their respective businesses in the usual, regular and ordinary course in all material respects, in substantially the same manner as heretofore conducted, and shall use commercially reasonable efforts to preserve intact their present lines of business and preserve their relationships (contractual or otherwise) with customers, suppliers, landlords and others having business dealings with them (including, without limitation, through ordinary course renewals, negotiations with and amendments to such relationships) to the end that their ongoing businesses shall not be impaired in any material respect at the Closing; and (B) pay expenses and payables, continue to make capital expenditures in accordance with the Capex Budget (but not enter into obligations in excess thereof), bill customers, collect receivables, pay payables, purchase inventory and replace inoperable, worn out or obsolete assets with assets of comparable quality, in each case in the ordinary course of business consistent with past custom and practice; provided, however, that no action by the Company or any of its Subsidiaries with respect to matters specifically addressed by any other provision of this Section 5.01 shall be deemed a breach of this Section 5.01(a), unless such action would constitute a breach of one or more of such other provisions;

(b) the Company shall not, and shall not permit any of its Subsidiaries to, (A) declare or pay any dividends on or make other distributions in respect of any of its or their capital stock (except for dividends in Cash), (B) split, combine or reclassify any of its or their capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for, shares of its or their capital stock (except for any such transaction by a direct or indirect wholly-owned Subsidiary of the Company which remains a direct or indirect wholly-owned Subsidiary of the Company after consummation of such transaction), or (C) repurchase, redeem or otherwise acquire any shares of its capital stock or any securities convertible into or exercisable for any shares of its capital stock (except for repurchases and redemptions paid in Cash);

(c) the Company shall not, and shall not permit any of its Subsidiaries to, issue, deliver or sell, or authorize or propose the issuance, delivery or sale of, any shares of its capital stock of any class, or any securities convertible into or exercisable for, or any rights, warrants or options to acquire, any such shares of its capital stock, or enter into any agreement with respect to any of the foregoing, other than issuances of capital stock by a direct or indirect Subsidiary of the Company to such Subsidiary’s parent or another direct or indirect Subsidiary of the Company and issuances of Company Common Stock by the Company upon the exercise of Company Options issued and outstanding on the date hereof;

(d) other than to the extent required to comply with its obligations hereunder or required by Law, the Company shall not, and shall not permit any of its Subsidiaries to, amend its or their certificate or articles of incorporation, bylaws or other equivalent governing documents;

(e) the Company shall not, and shall not permit any of its Subsidiaries to, acquire or agree to acquire by merging or consolidating with, or by purchasing an equity interest in or a portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof or otherwise acquire or agree to acquire or in-license any assets or rights (other than the acquisition or in-license of assets used in the operations of the business of the Company and its Subsidiaries in the ordinary course consistent with past practice); provided, however, that the foregoing shall not prohibit (A) internal reorganizations or consolidations involving existing direct or indirect Subsidiaries of the Company that remain direct or indirect Subsidiaries of the Company and/or (B) the creation of new direct or indirect Subsidiaries of the Company organized to conduct or continue activities otherwise permitted by this Agreement;

(f) other than (A) internal reorganizations or consolidations involving existing direct or indirect Subsidiaries of the Company that remain direct or indirect Subsidiaries of the Company or (B) as may be required by or in conformance with applicable Law in order to permit or facilitate the consummation of the Transactions or in the ordinary course of business, the Company shall not, and shall not permit any of its Subsidiaries to transfer, assign, lease, sell, impose any Lien on, encumber or otherwise dispose of, or agree to sell, encumber or otherwise dispose of, any of its material assets, tangible or intangible, other than in the ordinary course of business consistent with past practice;

(g) the Company shall not, and shall not permit any of its Subsidiaries to (x) make any loans, advances or capital contributions to, or investments in, any other Person, other than (A) by the Company or a direct or indirect Subsidiary of the Company to or in the Company or any other direct or indirect Subsidiary of the Company, (B) pursuant to any contract or other legal obligation of the Company or any Subsidiary of the Company as in effect as of the date hereof and described in Section 5.01(g) of the Disclosure Schedule or (C) in the ordinary course of business consistent with past practice or (y) create, incur, assume or suffer to exist any Indebtedness to the Company or any Subsidiary of the Company not in existence as of the date of this Agreement, except (1) pursuant to the credit facilities, indentures (but not in excess of amounts authorized for issuance thereunder as of the date of this Agreement) and other arrangements in existence on the date of this Agreement, (2) by the Company or a direct or indirect Subsidiary of the Company to the Company or any other direct or indirect Subsidiary of the Company, (3) arising from the sale, factoring or discounting of receivables in the ordinary course of business consistent with past practice or (4) trade debt and commercial finance in the ordinary course of business consistent with past practice, in each case as such credit facilities, indentures and other arrangements and other existing Indebtedness may be amended, extended, modified, refunded, renewed or refinanced after the date of this Agreement;

(h) other than as required by an existing contract or agreement as in effect on the date hereof and set forth on Section 5.01(h) of the Disclosure Schedule and other than in the ordinary course of business consistent with past practice, neither the Company nor any Subsidiary of the Company shall (A) increase the amount of cash compensation or severance pay of any director or executive officer or grant or announce any stock option, equity or incentive awards or the increase in salaries, bonuses or other compensation and benefits payable by the Company or any Subsidiary of the Company to any of the employees, officers, directors, stockholders or other service providers of the Company or any Subsidiary of the Company, (B) make any material increase in, or commitment to increase materially, any employee benefits or adopt or make any commitment, to adopt any new benefit or compensation plan, program, agreement or arrangement or to make any material contribution, other than regularly scheduled contributions or other than as required by Law, to any Employee Benefit Plan, (C) payor agree to pay any pension, retirement allowance, termination or severance pay, bonus or other employee benefit not required by any existing Employee Benefit Plan to any employee, officer, director, stockholder or other service provider of the Company or any Subsidiary of the Company, whether past or present, or (D) enter into or amend any contracts of employment or any consulting, bonus, severance, retention, retirement or similar agreement, except for agreements for newly hired employees in the ordinary course of business consistent with past practice with an annual base salary and incentive compensation opportunity not to exceed $100,000;

(i) the Company shall not (A) change its fiscal year, (B) make any material Tax election, change any annual accounting period, adopt or change any material method of accounting, file any material amended Tax Return, enter into any material closing agreement, settle any material claim or assessment, surrender any right to claim a material refund, offset or other reduction in liability, consent to any extension or waiver of the limitations period applicable to any material claim or assessment, in each case with respect to Taxes, (C) except as required by changes in GAAP or as required by applicable Law, change its methods, practices or principles of accounting in effect as of the date hereof or (D) take any other action, or omit to take any action, in either case inconsistent with past practice, relating to the filing of any Tax Return or the payment of any Tax, if such election, adoption, change, amendment, agreement, settlement, surrender, consent or other action or omission could have the effect of materially increasing the present or future Tax liability or materially decreasing any present or future Tax asset of the Company or any of its Subsidiaries;

(j) other than in connection with any action expressly permitted by any other subsection of this Section 5.01 and except for any new contract awards, and any contract renewals, negotiations and amendments entered into in the ordinary course of business and consistent with past practice, neither the Company nor any Subsidiary of the Company shall (i) enter into or become bound by, or permit any of the assets owned or used by it to become bound by, any contract of the type required to be disclosed pursuant to Section 3.16 of this Agreement, lease, or license (other than in the ordinary course of business), or (ii) accelerate, modify, cancel or terminate (other than in the ordinary course of business), or waive any material right or remedy under, any Contract, lease or license to which the Company or any Subsidiary of the Company is a party or by which any of them is bound;

(k) the Company shall not, and shall not permit any of its Subsidiaries to enter in to any Affiliate Transaction;

(1) the Company shall not, and shall not permit any of its Subsidiaries to enter into any collective bargaining agreement or implement any plant closing or layoff of employees that could implicate the WARN Act;

(m) neither the Company nor its Subsidiaries shall amend, modify, extend, renew or terminate any Real Property Lease; assign, transfer or sublet its interest in any Leased Real Property; or enter into any new lease, sublease, license or other agreement for the use or occupancy of any real property; and

(n) commit or agree to do any of the forgoing.

Section 5.02 Access. From the date hereof until the Effective Time, the Company and each Subsidiary of the Company will give Parent, its counsel, financial advisors,

auditors and other authorized representatives full access to the offices, properties, books and records of the Company and such Subsidiary; provided, that any such access (a) shall be at reasonable times and upon reasonable notice, (b) shall not, except as otherwise agreed in writing by the Company, include sampling or testing of soil, sediment, surface or ground water and/or building material, and (c) shall not, to the reasonable best efforts of Parent and Merger Sub, unreasonably interfere with the conduct of the business of the Company or any Subsidiary of the Company; provided further, that nothing herein shall require the Company to provide access to, or to disclose any information to, Parent if such access or disclosure would be in violation of applicable Laws of any Governmental Authority (including the Antitrust Laws).

Section 5.03 Subsequent Actions. On or before the Effective Time, the Company shall supplement or otherwise update the Disclosure Schedules with respect to any event, circumstance or change that first arises after the execution and delivery of this Agreement that would make any representation or warranty in Article 3 inaccurate if such representation or warranty were given at or immediately before Closing (all of such updates, together with the Schedules that were made a part of this Agreement upon its execution, is the “Updated Disclosure Schedule”). No such update or supplement shall have any effect on the satisfaction of the conditions in Section 8.01(a). If the Closing occurs, then thereafter for purposes of determining the presence of a breach of any representation or warranty made on the date of this Agreement or at the Effective Time for purposes of Article 10 and rights to indemnification, the Disclosure Schedules will be deemed to also contain each item in the Updated Disclosure Schedule; provided, however, that, for any breach of any representation or warranty made on the date of this Agreement or on the Closing Date, the Updated Disclosure Schedule will have no effect if such breach did not rise to the level of giving Buyer the right to refuse to effect the Closing under the terms of this Agreement (whether such breach is taken alone or combined with any other such breaches that occurred on the date of this Agreement).

Section 5.04 Company Stockholder Approval.

(a) Immediately following the execution of this Agreement, the Company shall, in accordance with the DGCL and the second amended and restated certificate incorporation of the Company, dated June 6, 2006 (the “Company Charter”), and the amended and restated bylaws of the Company, adopted as of August 16, 2005 (the “Company By-Laws”), take all action necessary or advisable, subject to applicable Law, to obtain the requisite approval of the Transactions by the stockholders of the Company, including, but not limited to, the preparation of (and shall have provided Parent with a reasonable opportunity to review and comment on) an information statement and the distribution of such statement to those stockholders of the Company who will not have executed the Stockholder Written Consent (the “Non-Consenting Stockholders”), notifying them of the approval of this Agreement and the Transactions (the “Information Statement”) and recommending that they execute and join the Stockholder Written Consent approving this Agreement and the consummation of the Transactions, which Information Statement shall comply with applicable Laws and this Section 5.04. Promptly following the execution of this Agreement, the Company shall (i) submit this Agreement and the Transactions to the stockholders of the Company and recommend that such stockholders approve this Agreement and the consummation of the Transactions and execute the Stockholder Written Consent, (ii) distribute to the Non-Consenting Stockholders a copy of the Information Statement, and (iii) give prompt notice of the taking of the actions described in the Stockholder Written

Consent in accordance with Section 228 of the DGCL to all Non-Consenting Stockholders, together with any additional information required by the DGCL, including a description of the appraisal rights of holders of Company Capital Stock available under Section 262 of the DGCL.

(b) To the extent required by the DGCL, the Company shall promptly deliver to any stockholder of the Company who has not approved this Agreement and the Merger a notice of the approval of the Merger and adoption of this Agreement by written consent of the stockholders of the Company pursuant to the applicable provisions of the DGCL, which notice shall constitute the notice to stockholders of the Company required by the applicable provisions of the DGCL that appraisal rights may be available to the stockholders of the Company in accordance with the DGCL.

Section 5.05 No Solicitation.

(a) Promptly following the execution and delivery of this Agreement, the Company shall, and shall cause each of its Subsidiaries to and its and their Representatives to, cease and cause to be terminated any discussions or negotiations between the Company and any Person regarding any Acquisition Proposal or Acquisition Transaction.

(b) At all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the valid termination of this Agreement pursuant to Article 9 and the Effective Time, the Company and its Subsidiaries shall not, and shall not authorize or knowingly permit any of their respective directors, officers or other employees, Affiliates, or any of its or its Subsidiaries’ investment bankers, attorneys or other advisors, representatives or agents to, directly or indirectly:

(i) solicit, initiate, propose or induce the making, submission or announcement of, or knowingly encourage, facilitate or assist, any Acquisition Proposal or Acquisition Transaction or any inquiries, indications of interest, offers or proposals that would reasonably be expected to lead to an Acquisition Proposal or an Acquisition Transaction;

(ii) furnish to any Person (other than Parent, Merger Sub or any designees of Parent or Merger Sub) any non-public information relating to the Company or any of its Subsidiaries, or afford to any Person access to the business, properties, assets, books, records or other non-public information, or to any personnel, of the Company or any of its Subsidiaries (other than Parent, Merger Sub or any designees of Parent or Merger Sub), in either case with the intent to induce the making, submission or announcement of, or to encourage, facilitate or assist, any Acquisition Proposal, any Acquisition Transaction or any inquiries, indications of interest, offers or proposals that would reasonably be expected to lead to any Acquisition Proposal or an Acquisition Transaction;

(iii) continue, enter into, or participate or engage in discussions or negotiations with any Person with respect to any Acquisition Proposal, any Acquisition Transaction or any inquiries, indications of interest, offers or proposals that would reasonably be expected to lead to an Acquisition Proposal or an Acquisition Transaction;

(iv) enter into or otherwise approve any letter of intent, memorandum of understanding or other Contract contemplating or otherwise relating to any Acquisition Proposal or Acquisition Transaction; or

(v) resolve or agree to do any of the foregoing.

Section 5.06 Cooperation With Respect to Financing

(a) It is acknowledged and agreed that Parent and the Merger Sub have delivered to the Company true and complete copies of the executed commitment letter, dated as of the date hereof, by and among the Parent and Jefferies Finance LLC and Royal Bank of Canada (the “Debt Commitment Letter”), pursuant to which Jefferies Finance LLC and Royal Bank of Canada have agreed, subject to the terms and conditions thereof, to lend the amounts set forth therein (the “Financing”) and Parent and Merger Sub desire to consummate the Financing on or prior to the Effective Time. Accordingly, from the date hereof until the Effective Time, the Company agrees to provide to Parent and Merger Sub, and shall cause its Subsidiaries and its and their Representatives to provide to Parent and Merger Sub, such cooperation that is reasonably requested by Parent and that is customary in connection with the Financing or a comparable financing, including:

(i) furnishing Parent, Merger Sub and their financing sources as promptly as practicable with available financial and other pertinent available information regarding the Company and its Subsidiaries and other cooperation and assistance as may be reasonably requested by Parent or Merger Sub, including: (A) the Required Information, (B) the unaudited consolidated balance sheet of the Company and its Subsidiaries and the related statements of operations and cash flows as of the end of any month or quarterly period ending after the execution of this Agreement, (C) all financial information related to the Company and/or its Subsidiaries reasonably required by Parent for Parent to produce the financial statements required to be delivered pursuant to the Financing (including all financial statements and financial data of the type required by Regulation S-X and Regulation S-K under the Securities Act and of type and form customarily included in private placements under Rule 144A of the Securities Act), (D) other information (w) related to operating statistics and/or general business information for inclusion in the offering memorandum, (x) to allow Parent to calculate Adjusted EBITDA (as it may be defined in the offering memorandum), (y) to allow Parent to prepare the pro forma financials required by Article 11 of Regulation S-X of the Securities Act and (z) to allow Parent to obtain customary “change period” comfort from PricewaterhouseCoopers LLP, and (E) customary comfort letters provided by Pricewaterhouse Coopers LLP for the items included in clauses (i) and (iii) of the definition of Required Information;

(ii) participating in a reasonable number of meetings, presentations, due diligence sessions, drafting sessions and sessions with prospective lenders, investors and rating agencies in connection with the Financing;

(iii) assisting with the preparation of materials for rating agency presentations, bank information memoranda, offering documents, private placement memoranda and similar documents required in connection with the Financing (including requesting any consents of accountants for use of their reports in any materials relating to the Financing and the delivery of one or more customary representation letters);

(iv) facilitating the pledging of collateral in connection with the Financing, including executing and delivering any customary pledge and security documents or other definitive financing documents or other certificates that must be executed prior to the Effective Time, and as may be reasonably requested by Parent or Merger Sub or otherwise facilitating the pledging of collateral from and after the Closing as may be reasonably requested by Parent or Merger Sub (provided that any obligations contained in such documents shall be effective no earlier than as of the Closing),

(v) causing the taking of corporate actions (subject to the occurrence of the Closing) by the Company and its Subsidiaries reasonably necessary to permit the completion of the Financing; provided that neither the board of directors of the Company nor the board of directors of any of the Company’s Subsidiaries shall not be required to approve any aspect of the Financing;

(vi) facilitating the execution and delivery (at the Closing) of definitive documents related to the Financing on the terms contemplated by the Debt Commitment Letter if and to the extent necessary to be executed and delivered prior to Closing; and

(vii) using commercially reasonable efforts to assist in causing the syndication of the Financing to benefit materially from the Company’s existing lending and investment banking relationships;

provided, however, that nothing herein shall require such cooperation to the extent it would interfere unreasonably with the business or operations of the Company or delay the Closing. The Company shall not be required to pay any commitment or other similar fee or make any other payment (other than reasonable out-of-pocket costs) or incur any other liability or provide or agree to provide any indemnity in connection with any of the foregoing prior to the Effective Time. Parent shall indemnify and hold harmless the Company and its Representatives from and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties actually suffered or incurred by them in connection with the arrangement of the Financing (including actions taken in accordance with this Section 5.06) and any information utilized in connection therewith (other than information provided in writing by or on behalf of the Company or its Subsidiaries). Parent shall, promptly upon request by the Company, reimburse the Company for all documented and reasonable out-of-pocket costs incurred by the Company in connection with such cooperation. The Company hereby consents to the reasonable use of the Company’s and its Subsidiaries’ logos in connection with the Financing, provided that such logos are used in a manner that is not intended to harm or disparage the Company or its Subsidiaries or their marks and on such other customary terms and conditions as the Company shall reasonably impose.

(b) Without limiting in any way the Parent’s and Merger Sub’s obligation to timely effect the Closing notwithstanding the Financing and acknowledging that obtaining the Financing is not condition to the Closing or reason to delay the Closing of the Transaction, Parent shall use reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary or advisable to arrange the Financing on the terms and conditions described in the Debt Commitment Letter (provided that Parent and Merger Sub may replace or amend the Debt Commitment Letter to add lenders, lead arrangers, bookrunners, syndication agents or similar entities who had not executed the Debt Commitment Letter as of the date hereof, or may otherwise amend, modify or waive any provisions or remedies under the Debt Commitment Letter so long as such amendments, modifications or waivers would not impose new or additional conditions or otherwise expand, amend, modify or waive any of the conditions to the receipt of the Financing in a manner that would reasonably be expected to cause any material delay in the satisfaction of the conditions set forth in Article 8 or materially and adversely impact the ability of Parent, Merger Sub or the Company to enforce its rights against other parties to the Debt Commitment Letter or the definitive agreements with respect thereto), including using reasonable best efforts to (i) prepare all materials necessary to obtain the Financing, (ii) negotiate definitive agreements with respect thereto on the terms and conditions contemplated by the Debt Commitment Letter or on terms not materially less favorable to Parent (unless otherwise agreed by Parent in its sole discretion) and (iii) satisfy or obtain the waiver of all conditions applicable to Parent and Merger Sub in such definitive agreements. In the event any portion of the Financing becomes unavailable and if all conditions to Closing contained in Article 8 hereof and in the Debt Commitment Letter are satisfied or waived (other than those conditions that by their nature are to be satisfied at the Effective Time, but subject to the fulfillment or waiver of those conditions), Parent and Merger Sub shall proceed with the Closing of the Transactions within the time period specified in Section 2.03. Parent shall give the Company prompt notice of any material breach by any party of the Debt Commitment Letter or any termination of the Debt Commitment Letter. Parent shall keep the Company informed on a reasonably current basis and in reasonable detail of the status of the Financing and, except as set forth in the proviso above, shall not permit any material amendment or modification to be made to, or any waiver of any material provision or remedy under, the Debt Commitment Letter without first consulting the Company. For purposes of this Section 5.06(b), “reasonable best efforts” shall not require Parent to raise additional equity capital from any Person or to enter into any debt financing agreement on terms materially less favorable to Parent.

Section 5.07 Tax Sharing Agreements. Any and all existing Tax sharing or similar agreements between the Company or any of its Subsidiaries, on the one hand, and any Affiliate of the Company other than one of its Subsidiaries, on the other hand, shall be terminated and all payables and receivables arising thereunder shall be settled, in each case prior to the Closing Date. After the Closing Date, neither the Company nor any of its Subsidiaries shall have any further rights or liabilities thereunder or under any payables or receivables arising thereunder.

Section 5.08 280G Approval. To the extent that the Company determines that it or any of its Subsidiaries is a party to any contract, agreement, plan or arrangement including this Agreement, which could give rise to the payment of any amount that would not be deductible or on which a penalty or excise tax could be imposed (whether on the Company or on the recipient of the payment) pursuant to section 280G of the Code, the Company shall be permitted to provide an Updated Disclosure Schedule with respect to such matters within 10 business days following the date hereof. Prior to Closing, the Company shall obtain waivers of any payments and/or benefits that may separately or in the aggregate constitute “parachute payments” within the meaning of Section 280G(b)(2) of the Code and the applicable rulings and final regulations thereunder (“Section 280G Payments”) that are necessary in order for the Company to hold a shareholder vote that complies with the requirements of Section 280G(b)(5)(B) of the Code and the applicable rulings and final regulations thereunder, and shall submit to its stockholders for approval, in accordance with such provisions, any such Section 280G Payments, such that the deduction of such payments and benefits will not be limited by the application of Section 280G of the Code and the applicable rulings and final regulations thereunder. Prior to the Closing, the Company shall deliver to Parent certification that (i) the Company stockholder vote was solicited in conformity with Section 280G(b)(5)(B) of the Code and the applicable rulings and final regulations thereunder and the requisite Company stockholder approval was obtained with respect to any Section 280G Payments that were subject to the Company stockholder vote, or (ii) that the Company stockholder approval of Section 280G Payments was not obtained and as a consequence, that such payments and/or benefits shall not be made or provided to the extent that they would cause any amounts to constitute Section 280G Payments, pursuant to the waivers (as applicable) of those payments and/or benefits duly executed by the affected individuals prior to the Company stockholder vote. The Company shall forward to Parent prior to submission to the Company’s stockholders copies of all documents prepared by the Company in connection with this Section 5.08 and shall give Parent an opportunity to comment on any relevant documents prior to execution.

ARTICLE 6

COVENANTS OF PARENT AND MERGER SUB

Section 6.01 Confidentiality. Prior to the Closing Date and after any termination of this Agreement, each of Parent and Merger Sub shall hold, and shall cause its respective Affiliates, officers, directors, employees, accountants, counsel, consultants, advisors and agents (collectively, “Representatives”) to hold, in confidence, all confidential documents and information concerning the Company or any Subsidiary of the Company furnished to Parent, Merger Sub or any of their respective Representatives in connection with the Transactions in the manner specified in that certain letter agreement, between Apax Partners, L.P. and NetQuote Inc., dated as of February 8, 2010, as amended from time to time (the “Confidentiality Agreement”) (such information, the “Confidential Information”).

Section 6.02 Access. For a period of seven years following the Closing, Parent and the Surviving Corporation shall afford promptly to the Stockholders’ Representative and its designees and representatives (at the Stockholders’ Representative’s expense), on behalf of the Effective Time Holders reasonable access to the books and records (including accountants’ work papers) of Parent and the Surviving Corporation to the extent reasonably necessary (i) in connection with the preparation of any financial statements or Tax Returns or any audits of the same, (ii) in connection with any suit, claim, action, or other proceeding in which the Stockholders are not adverse to Parent or the Surviving Corporation or (iii) to permit the Stockholders’ Representative to determine any matter relating to the Effective Time Holders’ respective rights and obligations hereunder or to any period ending on or before the Closing Date; provided, that any such access by the Stockholders’ Representative shall be granted during normal business hours upon prior written notice to Parent and shall not otherwise unreasonably interfere with the conduct of the business of Parent or the Surviving Corporation. Unless otherwise consented to in writing by the Stockholders’ Representative, neither Parent nor the Surviving Corporation shall, for a period of seven years after the Closing Date, destroy, alter or otherwise dispose of any of the books and records of the Company or its Subsidiaries for any period prior to the Closing Date without first offering to surrender to the Stockholders’ Representative such books and records or any portion thereof which Parent or the Surviving Corporation may intend to destroy, alter or otherwise dispose of.

Section 6.03 Notification. Prior to the Closing, upon discovery of any breach of the representations and warranties of Parent and Merger Sub contained in this Agreement, Parent shall promptly notify the Company and the Stockholders’ Representative of such breach; provided that no disclosure by Parent pursuant to this Section 6.03 shall be deemed to amend or supplement the Disclosure Schedule or to prevent or cure any misrepresentation, breach of warranty, or breach of covenant, or to limit or otherwise affect the remedies of any other Person.

Section 6.04 Director and Officer Liability, Indemnification and Insurance. For a period of seven years following the Closing, Parent shall cause the Surviving Corporation to maintain in effect in the Surviving Corporation’s and its Subsidiaries’ organizational documents the provisions regarding limitation of liability and indemnification of current and former directors, officers and employees, and the advancement of expenses incurred, contained in the certificates of incorporation, bylaws or other organizational documents of the Company and its Subsidiaries, as applicable, immediately prior to the Closing and shall honor and fulfill to the fullest extent permitted by applicable Law such limitation of liability and indemnification obligations. Subsequent to the Closing, Parent also agrees to cause the Surviving Corporation and each of its Subsidiaries to indemnify and advance expenses to current and former directors, officers and employees of the Company, the Surviving Corporation and each such Subsidiary, and trustees or administrators of Company Employee Benefit Plans, to the same extent as provided in the preceding sentence. For a period of at least six years following the Closing, Parent shall cause the Surviving Corporation to maintain (or cause to be maintained), in effect, either (a) the current policy of directors’ and officers’ liability insurance maintained by the Company (provided, that the Surviving Corporation may substitute therefor policies of at least the same coverage and amounts containing terms and conditions which are no less advantageous in any material respect to the insured parties thereunder) with respect to claims arising from facts or events that occurred at or before the Closing (including consummation of the Transactions) or (b) a run off (i.e., “tail”) policy or endorsement with respect to the current policy of directors’ and officers’ liability insurance covering claims asserted within six years after the Closing arising from facts or events that occurred at or before the Closing (including consummation of the Transactions). Such policies or endorsements shall name as insureds thereunder all current and former directors and officers of the Company, the Surviving Corporation and the Company’s Subsidiaries. From and after the Closing Date, Parent shall cause the Surviving Corporation to abide by and honor each of the Surviving Corporation’s and its Subsidiaries’ contractual obligations, if any, to provide directors’ and officers’ liability insurance to any other Person, to the extent of such contractual obligation; provided such contractual obligations are described in Section 6.04 of the Disclosure Schedule. It is expressly agreed that each Person to whom this Section relates will be a third party beneficiary of this Section.

Section 6.05 Employment and Benefit Arrangements.

(a) Prior to the Closing Date, (i) the Company shall terminate the Company’s 401(k) plan, effective at least one day prior to the Closing Date, and (ii) except with respect to

Employee Benefit Plans described in Section 2.11 (which shall be subject to the provisions of Section 2.11) and employment agreements, the Company shall terminate, effective prior to the Effective Time, all other Employee Benefit Plans (or, to the extent applicable, terminate the Company’s and its Subsidiaries’ participation in any Employee Benefit Plan sponsored by ADP Totalsource). Prior to the Closing the Company shall present evidence to Parent in a form reasonably satisfactory to Parent that (i) the Company’s 401(k) plan has been terminated pursuant to resolutions of the Company’s Board of Directors, effective at least one day prior to the Closing Date, (ii) the Company will take all actions as are necessary to complete the termination of the Company’s 401(k) plan in compliance with its terms and the requirements of applicable Law, and (iii) except with respect to Employee Benefit Plans described in Section 2.11 and employment agreements, the Company’s other Employee Benefit Plans (or, to the extent applicable, its and its Subsidiaries’ participation in any Employee Benefit Plan sponsored by ADP Totalsource) have been properly terminated in accordance with the requirements of such Employee Benefit Plans arid the requirements of applicable Law effective not later than immediately prior to the Effective Time.

(b) As of the Closing Date, and for a period of at least 12 months thereafter (except as set forth on Section 3.19 of the Disclosure Schedule), Parent shall provide, or shall cause its Subsidiaries (including the Surviving Corporation) or Affiliates to provide, the employees of the Surviving Corporation who were active employees of the Company and its Subsidiaries immediately prior to the Closing (each, a “Company Employee,” and, collectively, the “Company Employees”) with compensation (including base salary, commission, and applicable bonus arrangements) and employee benefits (other than any equity-based compensation or benefits) that are no less favorable in the aggregate than the compensation and employee benefits (other than any equity-based compensation or benefits) provided to the Company Employees immediately prior to the Closing (assuming, for this purpose, the Employee Benefit Plans had not been terminated pursuant to Section 6.05(a)) or, at Parent’s discretion, to similarly situated employees of Parent and its Subsidiaries and Affiliates. Parent and its Subsidiaries (including the Surviving Corporation) and Affiliates shall recognize all service with the Company and its Subsidiaries and Affiliates (and their respective predecessor employers) for purposes of determining eligibility to participate and vesting under each benefit plan, program, practice, policy and arrangement (other than any equity-based plans or arrangements) maintained by Parent or any of its Subsidiaries or Affiliates after the Closing and in which any Company Employee participates or becomes eligible to participate after the Closing (each, a “Parent Benefit Plan”) to the same extent such service was recognized for such purposes under the analogous Employee Benefit Plan immediately prior to the Closing (assuming, for this purpose, such Employee Benefit Plan had not been terminated pursuant to Section 6.05(a)) except where such service crediting would result in duplicate benefits. Parent and its Subsidiaries and Affiliates shall use commercially reasonable efforts to cause each Parent Benefit Plan providing health benefits, after the Closing and in the plan year in which the Closing Date occurs, (a) to waive all pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to Company Employees (and their eligible spouses, domestic partners and dependents) to the extent allowable under the terms of the plan and applicable Law and except to the extent such pre-existing conditions, exclusions or waiting periods applied under the analogous Employee Benefit Plan in which such Company Employee participated immediately prior to the Closing; and (b) to provide each Company Employee (and their eligible spouses, domestic partners and dependents) with credit for any co-

payments and deductibles paid (to the same extent such credit was given for the year under the analogous Employee Benefit Plan in which such Company Employee (or such Company Employee’s spouse, domestic partner or dependents) participated immediately prior to the Closing) in satisfying any applicable deductible or out-of-pocket requirements.

(c) Except to the extent ADP Totalsource has contractually agreed to be responsible for providing continuation coverage under COBRA, Parent and the buying group (as defined in Treasury Regulation Section 54.4980B-9, Q&A-2(c)) of which it is a part (the “Buying Group”) shall be solely responsible for providing COBRA continuation coverage pursuant to (i) Section 4980B(f) of the Code, Part 6 of Subtitle B of Title I of ERISA and similar state Law to those individuals who are M&A qualified beneficiaries (as defined in Treasury Regulation Section 54.4980B-9, Q&A-4(b)) with respect to the transactions contemplated by this Agreement (collectively, the “M&A Qualified Beneficiaries”), and (ii) Title III of Division B of the American Recovery and Reinvestment Act of 2009, as amended, and all guidance promulgated thereunder, to the extent applicable with respect to the M&A Qualified Beneficiaries.

(d) Nothing contained in this Section 6.05 or any other provision of this Agreement shall (i) limit the ability of Parent, the Surviving Corporation, or any of their Subsidiaries or Affiliates to terminate the employment of any employee (including any Company Employee) at any time and for any or no reason, (ii) be construed to create any third-party beneficiary rights in any employee or former employee (including any dependent thereof) of the Company or any of its Subsidiaries or Affiliates or any Person other than the parties to this Agreement or any right to employment or continued employment for any specified period or to a particular term or condition of employment with Parent, the Surviving Corporation or any of their Subsidiaries or Affiliates, (iii) require Parent, the Surviving Corporation or any of their Subsidiaries or Affiliates to maintain or continue any specific benefit or compensation plans, programs, agreements or arrangements, (iv) be construed to establish, amend or modify any benefit or compensation plan, program, agreement or arrangement, or (v) limit the ability of Parent or any of its Subsidiaries or Affiliates, or following the Closing the Surviving Corporation or any of its Subsidiaries or Affiliates to amend, modify or terminate any benefit or compensation plan, program, agreement or arrangement at any time assumed, established, sponsored or maintained by any of them.

ARTICLE 7

ADDITIONAL COVENANTS OF THE PARTIES

Section 7.01 Reasonable Best Efforts; Further Assurances. Subject to the terms and conditions of this Agreement, the Company, the Stockholders’ Representative, Parent and Merger Sub shall use their respective reasonable best efforts to take, or cause to be taken, all actions necessary or desirable to consummate and make effective the Transactions as promptly as practicable (but with no obligation to waive any condition set forth in Section 8.01 or Section 8.02). Each of the Company, the Stockholders’ Representative, Parent and Merger Sub agrees to execute and deliver such other documents, certificates, agreements and other writings and to take such other actions as may be necessary or desirable in order to consummate or implement expeditiously the Transactions. From time to time, as and when requested by any party hereto and at such party’s expense, any other party hereto shall execute and deliver, or cause to be executed and delivered, all such documents and instruments and shall take, or cause to be taken, all such further or other actions as such other party may reasonably deem necessary or desirable to evidence and effectuate the Transactions.

Section 7.02 Further Cooperation. Each party shall cooperate with each other (a) in determining whether any action by or in respect of, or filing with, any Governmental Authority is required, or any actions, consents, approvals or waivers are required to be obtained under any material contracts, in each case in connection with the consummation of the Transactions, and (b) in taking such actions or making any such filings, in furnishing information required in connection therewith and in seeking timely to obtain any such actions, consents, approvals or waivers (it being acknowledged and agreed that the Company shall use its reasonable best effort to obtain the third party consents set forth in Section 8.01(k) of the Disclosure Schedule (including incurring any reasonable costs and expenses associated therewith)).

Section 7.03 Public Announcements. No press release or other public announcement related to this Agreement or the Transactions shall be issued or made without the joint approval of Parent and the Company (or the Stockholders’ Representative, after the Effective Time) unless required by Law, in which case Parent and the Company (or the Stockholders’ Representative, after the Effective Time) shall have the right to review and comment on such public announcement prior to publication.

Section 7.04 Filings Under Antitrust Laws.

(a) Each of the Company and Parent shall, within five (5) business days after the date hereof, (i) file or cause to be filed with the appropriate Antitrust Authorities the notification and report form required for the Transactions and any supplemental information requested in connection therewith pursuant to the HSR Act, and (ii) promptly file or submit each, if any, required foreign Antitrust Law pre-acquisition notification regarding the Transactions, which filings, in each case, shall not include a request for early termination of any applicable waiting period unless the Company has consented thereto in writing, which consent may be withheld in the Company’s sole and absolute discretion. Each party hereto will use reasonable best efforts to cooperate with one another in making the filings and submissions referred to in clauses (i) and (ii) above, and each party hereto will furnish, or cause to be furnished, to the others any necessary information and reasonable assistance as the others may request in connection with their preparation of any filing or submission that is necessary or advisable under applicable Antitrust Laws. Such notification and report form and all such supplemental information and such foreign notifications and any related supplemental information filed or submitted by such party will be in substantial compliance with the requirements of applicable Antitrust Laws. All filing fees under the applicable Antitrust Laws will be paid by Parent. Each party hereto will use reasonable best efforts to resolve such objections, if any, as any Antitrust Authority or any other Person may assert under relevant Antitrust Laws with respect to the Transactions. Each party will keep the others reasonably informed, to the extent permitted by applicable Laws, of the status of any communications with, and inquiries or requests for additional information from, any Antitrust Authority in connection with the matters contemplated by this Section 7.04, and will use reasonable best efforts to comply (and, if applicable, cause the compliance by its appropriate Affiliates) promptly with any such inquiry or request and to defend against any action of any Antitrust Authority or other Person that attempts to enjoin the Transactions. Each party hereto will, and will cause its Affiliates to, use reasonable best efforts to cause the expiration or early termination of the waiting period under the HSR Act and any other applicable Antitrust Laws; provided, however, that no party hereto will, and each party will cause its Affiliates not to, request or pursue early termination of any such waiting period unless such request has been consented to by the Company, as provided above.

(b) The parties hereto shall not take any action with the intention to or that could reasonably be expected to hinder or delay the obtaining of clearance or any necessary approval of any Antitrust Authority under applicable Antitrust Laws, the expiration of any required waiting period thereunder or the early termination of any such waiting period if a request therefor has been made in accordance with this Section 7.04.

(c) Notwithstanding anything to the contrary contained herein, in no event shall Parent be required to (i) propose, negotiate, commit to or effect by consent decree, hold separate order, trust or otherwise, the sale, divestiture or disposition of any assets or businesses of Parent or its Affiliates or the Surviving Corporation or (ii) otherwise take or commit to take actions that after the Closing Date would limit the freedom of the Parent or its Affiliates (including the Surviving Corporation) with respect to one or more of their respective businesses, product lines or assets.

Section 7.05 Disclosure Generally. The Disclosure Schedule modify each representation and warranty only as expressly set forth herein; provided, however, that any information set forth in any section of the Disclosure Schedule or incorporated in any Section of this Agreement shall be considered to have been set forth in each other section of the Disclosure Schedule to the extent that the language of such disclosure is set forth with such specificity as to be reasonably apparent on its face that such disclosure is applicable to such other Section. The specification of any dollar amount in the representations and warranties contained in this Agreement or the inclusion of any specific item in the Disclosure Schedule is not intended to imply that such amounts, or higher or lower amounts, or the items so included or other items, are or are not required to be disclosed or are within or outside of the ordinary course of business, and no party shall use the fact of the setting of such amounts or the fact of the inclusion of any such item in the Disclosure Schedule in any dispute or controversy with any party as to whether any obligation, item or matter not described herein or included in the Disclosure Schedule is or is not required to be disclosed (including, without limitation, whether such amounts are required to be disclosed as material) or in the ordinary course of business for the purposes of this Agreement. The information contained in the Disclosure Schedule is disclosed solely for the purposes of this Agreement, and no information contained therein shall be deemed to be an admission by any party hereto to any third party of any matter whatsoever, including of any violation of law or breach of any agreement. The information contained in the Disclosure Schedule is not intended to constitute a representation or warranty itself for purposes of this Agreement.

Section 7.06 Certain Disclaimers. Except for the representations and warranties expressly set forth in Article 3 and Article 4, none of the Company, Parent or Merger Sub is making and shall not be deemed to have made, nor will the Company, any stockholder of the Company or any other Person have or be subject to any liability arising out of, relating to or resulting from, any other representations or warranties, written or oral, statutory, express or implied (including with respect to merchantability or suitability or fitness for any particular purpose), as to the accuracy or completeness of any information regarding the Company, any Subsidiary of the Company, or the business, assets (including the condition, value, quality or suitability of any assets or the business) or liabilities of the Company or any Subsidiary of the Company. EACH OF PARENT AND MERGER SUB REPRESENTS, WARRANTS AND ACKNOWLEDGES THAT, EXCEPT AS EXPRESSLY PROVIDED IN ARTICLE 3, NONE OF THE COMPANY OR ANY SUBSIDIARY OF THE COMPANY HAVE MADE, AND THE COMPANY AND ITS SUBSIDIARIES HEREBY EXPRESSLY DISCLAIM AND NEGATE, AND EACH OF PARENT AND ITS AFFILIATES HEREBY EXPRESSLY WAIVES AND IS NOT RELYING ON, ANY REPRESENTATION OR WARRANTY, EXPRESS, IMPLIED, AT COMMON LAW, BY STATUTE OR OTHERWISE RELATING TO, AND EACH OF PARENT AND ITS AFFILIATES HEREBY EXPRESSLY WAIVES AND RELINQUISHES ANY AND ALL RIGHTS, CLAIMS AND CAUSES OF ACTION IN CONNECTION WITH, THE ACCURACY, COMPLETENESS OR MATERIALITY OF ANY STATEMENTS, INFORMATION, DATA OR OTHER MATERIALS (WRITTEN OR ORAL) OR DOCUMENTS HERETOFORE FURNISHED OR MADE AVAILABLE TO PARENT AND ITS REPRESENTATIVES AND AFFILIATES BY OR ON BEHALF OF THE COMPANY OR ANY SUBSIDIARY OF THE COMPANY. EXCEPT AS SET FORTH EXPRESSLY IN THIS AGREEMENT, THE COMPANY DISCLAIMS ANY EXPRESS OR IMPLIED WARRANTY RELATING TO ANY ASSET (TANGIBLE, INTANGIBLE OR MIXED) OF THE COMPANY OR ANY SUBSIDIARY OF THE COMPANY, INCLUDING IMPLIED WARRANTIES OF FITNESS, NONINFRINGEMENT, MERCHANTABILITY OR SUITABILITY OR FITNESS FOR A PARTICULAR PURPOSE.

Section 7.07 Tax Matters.

(a) Transfer Taxes. Notwithstanding anything to the contrary in this Agreement, all transfer, documentary, sales, use, stamp, registration and other substantially similar Taxes incurred in connection with this Agreement (collectively, “Transfer Taxes”), if any, shall be borne equally by the Effective Time Holders and Parent. The Effective Time Holders and Parent, as appropriate, shall reimburse each other to the extent that either bears more than 50 percent of any Transfer Taxes pursuant to applicable Law. The Effective Time Holders, the Company and Parent will cooperate to file all necessary Tax Returns and other documentation with respect to all such Transfer Taxes.

(b) Cooperation on Tax Matters. The Stockholder’s Representative, each Effective Time Holder as applicable, and Parent shall cooperate fully, as and to the extent reasonably requested by the other party, in connection with the preparation and filing of any Tax Return and any audit, litigation or other proceeding with respect to Taxes. Such cooperation shall include the retention and (upon the other party’s request) the provision of records and information which are reasonably relevant to any such Tax Return, audit, litigation or other proceeding or any tax planning and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Parent and the Stockholder’s Representative further agree, upon request, to use their commercially reasonable efforts to obtain any certificate or other document from any Governmental Authority or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed (including, but not limited to, any Transfer Taxes).

(c) Withholding Rights. Parent shall be entitled to deduct and withhold from amounts otherwise payable pursuant to this Agreement such amounts as Parent is required to deduct and withhold under the Code or any provision of state, local or foreign Tax Laws. To the extent that amounts are so withheld and paid over to the appropriate Governmental Authority by the Surviving Corporation, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to Parent in respect of which such deduction and withholding was made by the Parent.

(d) Tax Return. The Company shall timely file all Tax Returns of the Company and its Subsidiaries that are required to be filed on or before the Closing Date and shall pay all Taxes required to be paid in connection with such Tax Returns. Such Tax Returns shall be prepared in a manner consistent with past practices (including, for the avoidance of doubt, with respect to accounting methods, elections, and reporting positions) of the Company and its Subsidiaries, except as may be required by applicable Law (as determined in good faith by the Tax Return preparer of the Company Tax Return or by counsel to the Company). Parent shall, at its expense, prepare and timely file, or cause to be prepared and timely filed, all Tax Returns of the Company and its Subsidiaries for taxable periods ending on or before the Closing Date and all Straddle Periods, in each case, that are required to be filed after the Closing Date, and shall pay or cause to be paid all Taxes that are shown to be due on such Tax Returns, provided that the Effective Time Holders shall be responsible for all Pre-Closing Taxes due in connection with such Tax Returns. Such Tax Returns shall be prepared in a manner consistent with past practices (including, for the avoidance of doubt, with respect to accounting methods, elections, and reporting positions) of the Company and its Subsidiaries, except as may be required by applicable Law (as determined in good faith by the Tax Return preparer of the Company Tax Return or by counsel to the Company) and for which the Stockholders’ Representative gives its consent (which consent may not be unreasonably withheld, conditioned or delayed); provided, however, that applicable Law shall not be deemed to require preparation of any Tax Return in a materially inconsistent manner with respect to any past practice (i) for which there is, in the good faith determination of the Company’s Tax Return preparer, at least a “reasonable basis” within the meaning of Section 6662 of the Code and (ii) for which the Company’s Tax Return preparer, in its good faith determination, would not be subject to penalties under the Code for signing such Tax Return. Parent currently is not aware of any material past Tax practice of the Company or its Subsidiaries, including with respect to any material accounting method, election or reporting position, reflected on any Tax Return furnished or made available to Parent in connection with the Transactions in respect of which Parent is required by applicable Law to prepare, or cause to be prepared, any Tax Return under this Section 7.07(d) in a materially inconsistent manner. Any dispute relating to the determination of the requirements of applicable Law in preparing Tax Returns hereunder shall be submitted to the independent accounting firm for resolution in accordance with the principles and procedures set forth in Section 2.10(d). Parent shall provide each such Tax Return to the Stockholders’ Representative for review and approval (not to be unreasonably withheld) at least fifteen (15) days prior to the due date for filing such Tax Return (including any applicable extensions). The Effective Time Holders shall pay to Parent the amount of any Pre-Closing Taxes due in connection with each such Tax Return within five (5) days prior to the due date for such payments (giving effect to any extensions); provided that, at the sole option of Parent, such amounts may instead be paid from any funds then remaining in the Escrow Account and the Stockholders’ Representative shall cause the Escrow Agent to pay such amount by wire transfer of immediately available funds to a bank account designated in writing by Parent.

ARTICLE 8

CONDITIONS TO CLOSING

Section 8.01 Conditions to the Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to consummate the Transactions are subject to the satisfaction or waiver of the following conditions on or before the Closing Date:

(a) the representations and warranties of the Company contained in Article 3 will be true and correct at and as of the time of the Closing as if made on the Closing Date and the Closing Date were substituted for the date of this Agreement throughout such representations and warranties, except (i) to the extent that the failure of such representations and warranties to be true and correct has not caused a Material Adverse Effect, and (ii) for those representations and warranties that address matters as of any other particular date (in which case such representations and warranties shall have been true and correct as of such particular date, except to the extent that the failure of such representations and warranties to have been true and correct as of such particular date has not caused a Material Adverse Effect), it being understood that, for purposes of determining the accuracy of such representations and warranties, all “Material Adverse Effect” qualifications and other qualifications based on the word “material” or similar phrases contained in such representations and warranties shall be disregarded (except for purposes of the representations set forth in Sections 3.12, 3.16(g) and 3.16(1));

(b) the Company shall have performed in all material respects all of the covenants and agreements required to be performed by it under this Agreement at or prior to the Closing;

(c) the Company shall have obtained the Requisite Stockholder Approval;

(d) the applicable waiting periods, if any, under the HSR Act shall have expired or been terminated;

(e) no temporary restraining order, preliminary or permanent injunction or other judgment or order issued by a court or agency of competent jurisdiction or other Law shall be threatened, pending, shall have been issued or shall be in effect which prohibits, restrains or renders illegal the consummation of the Transactions or would cause the Transactions to be rescinded;

(f) the Stockholders’ Representative and the Paying Agent shall have executed and delivered the Paying Agent Agreement;

(g) the Company shall have delivered the Payout Spreadsheet to Parent and the Paying Agent;

(h) the Stockholders’ Representative and the Escrow Agent shall have executed and delivered the Escrow Agreement;

(i) the Company shall have delivered to Parent a certificate, dated the Closing Date, stating that the preconditions specified in Sections 8.0l(a), 8.01(b), and 8.01(1) as they relate to the Company and its Subsidiaries, have been satisfied;

(j) the number of Dissenting Shares shall not exceed 2.0% of the sum of Total Outstanding Series A Preferred Shares and total outstanding shares of Company Common Stock as of the date hereof;

(k) the Company shall have obtained the third-party consents set forth in Section 8.01(k) of the Disclosure Schedule;

(1) since the date of this Agreement, no event shall have occurred which has had a Material Adverse Effect;

(m) the Company shall have delivered to Parent: (i) “payoff” letters and complete releases for all Indebtedness (other than with respect to any such Indebtedness as designated in writing by Parent to the Company) and (ii) such documents as the Parent may reasonably request evidencing the termination of all equity incentive plans of the Company, all tax sharing agreements described in Section 5.09 of this Agreement and all Contracts with Affiliates set forth in Section 8.01(m) of the Disclosure Schedules; and

(n) the Company shall have delivered to Parent: (i) good standing certificates of the Company and each Subsidiary of the Company from its and their jurisdictions of incorporation and each jurisdiction set forth in Section 8.01(n) of the Disclosure Schedule; (ii) a certified copy of the resolutions of the board of directors of the Company approving the Transactions; and (iii) an appropriate certification that it is not a United States real property holding company within the meaning of Sections 897 and 1445 of the Code.

Section 8.02 Conditions to the Obligations of the Company. The obligations of the Company to consummate the Transactions are subject to the satisfaction or waiver of the following conditions on or before the Closing Date:

(a) the representations and warranties of Parent and Merger Sub contained in Article 4 shall have been true and correct in all material respects as of the date of this Agreement and as of the Closing Date, except for those representations and warranties that address matters only as of the date of this Agreement or any other particular date (in which case such representations and warranties shall have been true and correct in all material respects as of such particular date), it being understood that, for purposes of determining the accuracy of such representations and warranties, all qualifications based on the word “material” or similar phrases contained in such representations and warranties shall be disregarded;

(b) each of Parent and Merger Sub shall have performed in all material respects all of the covenants and agreements required to be performed by it under this Agreement at or prior to the Closing;

(c) the Company shall have obtained the Requisite Stockholder Approval;

(d) the applicable waiting periods, if any, under the HSR Act shall have expired or been terminated;

(e) no temporary restraining order, preliminary or permanent injunction or other judgment or order issued by a court or agency of competent jurisdiction or other Law shall be threatened, pending, shall have been issued or shall be in effect which prohibits, restrains or renders illegal the consummation of the Transactions or would cause the Transactions to be rescinded;

(f) Parent, the Stockholders’ Representative and the Paying Agent shall have executed and delivered the Paying Agent Agreement;

(g) Parent, the Stockholders’ Representative and the Escrow Agent shall have executed and delivered the Escrow Agreement;

(h) Parent and Merger Sub shall have delivered to the Company a certificate, dated the Closing Date, stating that the preconditions specified in Sections 8.02(a) and 8.02(b), as they relate to Parent and Merger Sub, have been satisfied; and

(i) Parent or the Surviving Corporation shall have made the payments set forth in Section 2.09(b).

ARTICLE 9

TERMINATION

Section 9.01 Termination. At any time prior to the Effective Time, whether before or after the Requisite Stockholder Approval is obtained, this Agreement and the Transactions may be terminated:

(a) by the mutual written consent of the Company and Parent;

(b) by Parent, by giving written notice to the Company at any time (i) if the Company has breached any representation, warranty, covenant or agreement contained in this Agreement such that any of the conditions set forth in Sections 8.0l(a) or (b) would not be satisfied; provided, however, that Parent has notified the Company of such breach, and such breach has continued uncured for a period of 30 days or more after the notice of such breach, or (ii) if the Closing shall not have occurred on or before the 40th day after the delivery of the Required Information (the “Final Date”) by reason of the failure of any condition precedent set forth in Section 8.01 or if any such condition becomes impossible to fulfill (in each case, unless the failure or impossibility results primarily from Parent or Merger Sub breaching any representation, warranty, covenant or agreement contained in this Agreement); provided, however, (x) the Company shall have the right, in its sole discretion (but not the obligation), to extend the Final Date for successive one-month periods by delivering written notice of its election to Parent no fewer than three (3) business days and (y) the Final Date shall be automatically extended for an additional 30 days if, on the 40th day after the delivery of the Required Information, the conditions set forth in Section 8.0l(d) are not satisfied (unless such failure results primarily from the Company breaching any representation, warranty, covenant or agreement contained in this Agreement and the Parent elects to terminate this Agreement in accordance with this Section 9.0l(b)); or

(c) by the Company, by giving written notice to Parent at any time (i) if Parent or Merger Sub has breached any representation, warranty, covenant or agreement contained in this Agreement such that any of the conditions set forth in Sections 8.02(a) or (b) would not be satisfied; provided, however, that, the Company has notified Parent of such breach, and such breach has continued uncured for a period of 30 days or more after the notice of such breach, or (ii) if the Closing shall not have occurred on or before the Final Date by reason of the failure of any condition precedent set forth in Section 8.02 or if any such condition becomes impossible to fulfill (in each case, unless the failure or impossibility results primarily from the Company breaching any representation, warranty, covenant or agreement contained in this Agreement) provided, however, that the Final Date shall be automatically extended for an additional 30 days if, on the 40th day after the delivery of the Required Information, the conditions set forth in Section 8.02(d) are not satisfied (unless such failure results primarily from the Parent or Merger Sub breaching any representation, warranty, covenant or agreement contained in this Agreement and the Company elects to terminate this Agreement in accordance with this Section 9.01(c)).

Section 9.02 Effect of Termination. In the event this Agreement is terminated as provided in Section 9.01, the provisions of this Agreement shall immediately become void and of no further force and effect (other than Section 6.01 (Confidentiality), Section 7.03 (Public Announcements), Section 7.05 (Disclosure Generally), this Section 9.02, Section 11.05 (Expenses), Section 11.07 (Governing Law), Section 11.08 (Jurisdiction) and Section 11.09 (Waiver of Jury Trial), each of which shall survive the termination of this Agreement), and such termination shall terminate all obligations of the parties hereunder, without liability of any party to any other party hereto (except for the liability of any party then in breach of the provisions of this Agreement and obligations with respect to the sections referenced above which survive any such termination of this Agreement).

ARTICLE 10

CERTAIN REMEDIES

Section 10.01 Survival Period.

(a) The representations and warranties set forth in this Agreement and in any certificates delivered at the Closing in connection with this Agreement will survive for a period beginning upon the execution and delivery of this Agreement and ending on the 12-month anniversary of the Closing Date (the “Survival Period”) and shall thereafter expire and be of no further force or effect, and no indemnification obligation will be associated therewith or based thereon, except that each Special Representation will survive until all liability hereunder relating thereto is barred by all applicable statutes of limitation.

(b) Except as set forth herein, the covenants and agreements of the Company (other than representations and warranties) herein or in any Other Transaction Document, and all associated rights to indemnification, will survive the Closing and will continue in full force thereafter until all liability hereunder relating thereto is barred by all applicable statutes of limitation, subject to any applicable limitation stated herein or such Other Transaction

Document. Notwithstanding the foregoing, the Effective Time Holders’ obligations under Section 10.02(a)(iv) will only survive for the Survival Period and shall thereafter expire and be of no further force or effect, and no further indemnification obligation will be associated therewith or based thereon.

Section 10.02 Indemnification Obligations; Claims.

(a) Subject to the terms of this Article 10, after the Effective Time, the Effective Time Holders (jointly and severally with respect to amounts to be paid from the Escrow Account and severally, but not jointly, with respect to amounts to be paid by the Effective Time Holders directly), shall indemnify Parent and the Surviving Corporation and each of their respective Affiliates, and each of their respective directors, officers, managers, members, partners, stockholders, subsidiaries, employees, successors, heirs, assigns, agents and representatives and any of their respective heirs, successors or assigns (each a “Parent Indemnified Person”) against any loss, liability, damage, Tax, assessment, fine, judgment, claim or expense (including reasonable legal fees and expenses) whether arising from a third-party claim or otherwise (collectively, “Losses” and individually, a “Loss”) which such Parent Indemnified Person suffers or incurs to the extent arising or resulting from (i) any breach of, or any misrepresentation with respect to, any representation or warranty of the Company set forth in this Agreement, any Other Transaction Document or any other agreement or certificate delivered in connection with the Transactions (provided that, except for purposes of the representations set forth in Sections 3.12, 3.16(g) and 3.16(1), for purposes of determining whether there has been a breach of any such representation or warranty and/or the amount of any Loss related to a breach of any such representation or warranty, such representations and warranties shall be considered without regard to any “material,” “Material Adverse Effect” or other similar qualifications set forth therein), (ii) any breach by the Company of any of the covenants or agreements of the Company set forth in this Agreement, any Other Transaction Document or any other agreement or certificate delivered in connection with the Transactions to be performed on or before the Effective Time, (iii) the appraisal value of shares of Company Capital Stock held by holders of Dissenting Shares who exercise their dissent rights in under Section 262 of the DGCL, over the applicable per share amount paid pursuant to this dissent with respect to such shares of Company Capital Stock, and (iv) (A) any and all Taxes (or the non-payment thereof) of the Company and its Subsidiaries for all taxable periods or portions thereof ending on or before the Closing, (B) any and all Taxes of any member of an affiliated, consolidated, combined, or unitary group of which the Company or any of its Subsidiaries (or any predecessor of any of the foregoing) is or was a member on or prior to the Closing, including pursuant to Treasury Regulations Section 1.1502-6 or any analogous or similar state, local, or foreign law or regulation, and (C) any and all Taxes of any Person (other than the Company or any of its Subsidiaries) imposed on the Company or any of its Subsidiaries as a transferee or successor, by contract or pursuant to any law, rule or regulation, which Taxes are imposed on the Company or any of its Subsidiaries as a result of an event or transaction occurring prior to the Closing (the Taxes in subclauses (A) through (C), collectively, the “Pre-Closing Taxes”). Pre-Closing Taxes shall include Taxes for a taxable period that includes, but does not end on, the Closing Date (each, a “Straddle Period”) in an amount equal to: (x) in the case of any gross receipts, income, sales or use Taxes, the portion of such Taxes allocable to the portion of the Straddle Period ending on the Closing Date, as determined on the basis of a deemed closing of the books at the end of the Closing Date of the books and records of the Group Company and (y) in the case of any Taxes (other than gross receipts, income, sales or use Taxes), the product of such Taxes multiplied by a fraction the numerator of which is the number of days in the Straddle Period from the beginning of the Straddle Period through and including the Closing Date and the denominator of which is the number of days in the entire Straddle Period. Notwithstanding any provision of this Agreement to the contrary, Pre-Closing Taxes shall not include, and the Effective Time Holders shall have no obligation whatsoever to indemnify any Parent Indemnified Person from or against any Losses arising out of (w) any Taxes of or with respect to the Company or its Subsidiaries for any taxable period (or portion of any Straddle Period) beginning after the Closing, (x) any Taxes or other Losses that were taken into account in calculating Closing Working Capital as finally determined under Section 2.10 or otherwise taken into account in the calculation of the Merger Consideration, (y) any Transfer Taxes for which Parent is responsible under Section 7.07(a), and (z) any Taxes of the Company or its Subsidiaries arising from any breach by Parent, Merger Sub or the Surviving Corporation of this Agreement, any Other Transaction Document or any other agreement or certificate delivered in connection with the Transactions.

(b) Subject to the terms of this Article 10, after the Effective Time, Parent shall indemnify the stockholders of the Company and each of their respective directors, officers, managers, members, partners, stockholders, subsidiaries, employees, successors, heirs, assigns, agents and representatives (each, a “Stockholder Indemnified Person”) against any Loss which a Stockholder Indemnified Person suffers to the extent proximately caused by (i) any breach of the representations, warranties, covenants and agreements of Parent and Merger Sub set forth herein or (ii) any breach by the Surviving Corporation of its covenants or agreements set forth herein.

(c) No Person shall be liable for any claim or demand for indemnification hereunder that is limited to the Survival Period pursuant to Section 10.01 unless written notice specifying in reasonable detail the nature of the claim for indemnification is delivered by the Person seeking indemnification (the “Claiming Party”) to the Person from whom indemnification is sought (the “Indemnifying Party”) prior to the expiration of the Survival Period, in which case the representation, warranty, covenant, agreement or indemnity which is the subject of such claim and any related claims arising from such claim shall survive, to the extent of such claims only, until such claims are resolved, whether or not the amount of the Losses resulting from such breach has been finally determined at the time the notice is given.

(d) Promptly after the assertion by any third party of any claim (a “Third Party Claim”) against any Claiming Party that results or may result in the incurrence by such Claiming Party of any Loss for which such Claiming Party would be entitled to indemnification pursuant to this Agreement, such Claiming Party shall promptly provide notice of such Third Party Claim (a “Claim Notice”) to the Indemnifying Party; provided that failure to give such a Claim Notice on a timely basis shall not affect the indemnification provided hereunder except to the extent the Indemnifying Party shall have been actually and materially prejudiced as a result of such failure. The Indemnifying Party shall have the right, within 30 days from its receipt of the Claim Notice and at its expense, to defend such Third Party Claim in its own name or, if necessary, in the name of the Claiming Party; provided that prior to the Indemnifying Party assuming control of such defense, such Indemnifying Party shall (x) to the extent any Losses arising from such Third-Party Claim are reasonably likely to exceed the amount of funds remaining in the Escrow Account at such time, demonstrate to the Claiming Party in writing such Indemnifying Party’s financial ability to provide full indemnification to the Claiming Party with respect to such Third-

Party Claim (including the ability to post any bond required by the court or adjudicative body before which such Third-Party Claim is taking place) and (y) agree in writing to be fully responsible for all Losses relating to such Third-Party Claim; and provided, further, that the Indemnifying Party shall not be entitled to assume control of such defense and shall pay the fees and expenses of counsel retained by the Claiming Party if (1) such Third-Party Claim relates to or arises in connection with any criminal action, investigation or other proceeding or has been instituted by a Governmental Authority, (2) such Third-Party Claim seeks an injunction or other equitable relief against the Claiming Party, or (3) a conflict of interest exists between the Indemnifying Party and the Claiming Party. The Claiming Party shall cooperate with and make available to the Indemnifying Party such assistance and materials as may be reasonably requested of the Claiming Party, and the Claiming Party shall have the right, at the Claiming Party’s expense, to participate in the defense. The Indemnifying Party shall have the right to settle, discharge and compromise such Third Party Claim only with the consent of the Claiming Party so long as there is no finding or admission of any violation of Law or any violation of the rights of any Person and no effect on any other claims that may be made against the Claiming Party and the sole relief provided is monetary damages that are paid in full by the Indemnifying Party. If the Claiming Party fails to consent to any settlement or compromise offer, the Indemnifying Party may continue to contest such Third Party Claim and, in such event, the maximum liability of the Indemnifying Party to the Claiming Party with respect to such Third Party Claim shall not exceed such settlement or compromise offer. In the event that the Indemnifying Party shall notify the Claiming Party that the Indemnifying Party does not wish to defend the Third Party Claim, then the Claiming Party shall have the right to conduct a defense against such Third Party Claim and shall have the right to settle and compromise such Third Party Claim only with the consent of the Claiming Party (which consent shall not be unreasonably withheld or delayed).

Section 10.03 Certain Limitations.

(a) In addition to the other limitations set forth in this Article 10, the Effective Time Holders’ obligations under Section 10.02(a) are subject to the following limitations:

(i) the Effective Time Holders will not have any obligation under Section 10.02(a) unless and until the aggregate amount of Losses for which the Effective Time Holders are obligated thereunder exceeds $2,000,000 (the “Deductible”) and then only for the amount of such Losses in excess of the Deductible, subject to the other terms of this Article 10; and

(ii) in no event shall the Effective Time Holders’ aggregate liability for Losses pursuant to Section 10.02(a) or otherwise exceed, in the aggregate, the Escrow Amount (the “Cap”), subject to the other terms of this Article 10.

(b) Notwithstanding the foregoing, (i) Sections 10.03(a)(i) and (ii) will not limit any Effective Time Holder’s obligations under Section 10.02(a) with respect to (A) any Special Representation, (B) Losses under Section 10.02(a)(iii), (C) Losses caused by the Company’s fraud (which, for purposes of clarity, shall be intentional and knowing) or (D) any breach of Section 5.08 (collectively, the “Special Claims”), (ii) the amount of Losses hereunder with respect to any Special Claim will not be used in determining if the Deductible has been reached and will not be counted toward the Cap, and (iii) Section 10.03(a)(i) will not limit any Effective Time Holder’s obligations under Section 10.02(a)(iv).

(c) The Escrow Amount will be the sole source of funds from which to satisfy the Effective Time Holders’ indemnification obligations under Section 10.02(a) other than with respect to the Special Claims. Other than with respect to the Special Claims, in no event shall any individual Effective Time Holder’s liability for Losses pursuant to Section 10.02(a) or otherwise exceed, as to each and any claim for indemnification under Section 10.02(a), such Effective Time Holder’s Pro Rata Share of the Losses relating to such claim, subject to the other terms of this Article 10. In no event shall any individual Effective Time Holder’s liability for Losses pursuant to this Article 10 (including in the event of fraud and with respect to any Special Claims) or otherwise exceed, in the aggregate, an amount equal to the net cash proceeds actually received by such Effective Time Holder pursuant to this Agreement and the Paying Agent Agreement in respect of such Effective Time Holder’s shares of Company Capital Stock and/or Qualifying Company Options.

Section 10.04 Effect of Knowledge. Notwithstanding any other term herein, the representations and warranties contained in this Agreement or in any other agreement or certificate delivered in connection with the Transactions shall in no event be affected by any investigation, inquiry or examination made for or on behalf of any party, or the knowledge of any party hereto or any of their respective employees, officers, partners, directors, advisors, attorneys, investment bankers, accountants or other agents or the acceptance by any party hereto of any certificate hereunder or thereunder.

Section 10.05 Offsets; Tax Benefits. The amount of any Loss subject to indemnification hereunder or of any claim therefor shall be calculated net of any proceeds (net of direct collection expenses and any increases to premium payments with respect to such insurance policies) actually received by Parent, the Surviving Corporation, or any of their respective Subsidiaries under insurance policies on account of such Loss, provided that the applicable premiums of such policies were paid by the Company or any Subsidiary of the Company prior to Closing. In the event that such an insurance recovery is made by Parent, the Surviving Corporation or any of their respective Subsidiaries with respect to any Loss for which any such Person has been indemnified hereunder, then a refund equal to the aggregate amount of the recovery (net of all direct collection expenses) shall be made promptly to the Stockholders’ Representative (on behalf of the Effective Time Holders in accordance with their respective Pro Rata Shares). To the extent that a Claiming Party recognizes a Tax benefit with respect to a Loss that is the subject of an indemnification payment and for which an indemnification payment is made, the Indemnifying Party shall be entitled to such Tax benefit and the Claiming Party shall pay to the Indemnifying Party the amount of such Tax benefit (but not in excess of the indemnification payment or payments actually received from the Indemnifying Party with respect to such Loss) at such time or times as and to the extent that the Claiming Party actually realizes such benefit through a refund of Tax or reduction in the actual amount of Taxes which such Claiming Party would otherwise have had to pay if such Loss had not been incurred, calculated by computing the amount of Taxes before and after inclusion of any Tax items attributable to such Loss for which indemnification was made and treating such Tax items as the last items claimed for any taxable year; provided that any such Tax benefit shall be reduced by the amount of Tax detriment (including the tax effect of any item of income or gain or other item

(including any decrease in Tax basis) which increases any amounts paid or payable with respect to Taxes, any reduction in the amount of any refund of Tax which would otherwise have been available, the utilization of any net operating loss or capital loss or the utilization of any Tax credits or other Tax attributes) that the Claiming Party suffered as a result of any indemnification payment.

Section 10.06 Subrogation. If an Indemnifying Party makes an indemnification payment to a Claiming Party with respect to any Loss, then such Indemnifying Party will be subrogated, to the extent of such payment, to all related rights and remedies of such Claiming Party under any insurance policy with respect to such Loss. Promptly following such Indemnifying Party’s request, such Claiming Party will take all commercially reasonable actions (including the execution and delivery of any document reasonably requested) to accomplish the foregoing.

Section 10.07 Mitigation. Each Person entitled to indemnification hereunder shall take all reasonable steps to mitigate all losses, costs, expenses and damages after becoming aware of any event which could reasonably be expected to give rise to any losses, costs, expenses and damages that are indemnifiable or recoverable hereunder or in connection herewith, including refraining from encouraging or soliciting any Third Party Claim. Without limiting the generality of the foregoing, the indemnification obligations of the Effective Time Holders with respect to breaches of the representations and warranties of the Company set forth in Section 3.21 will be reduced if and to the extent of any Losses resulting from, relating to or arising out of any Voluntary Actions taken by a Parent Indemnified Person.

Section 10.08 Specific Performance. Each party hereto acknowledges and agrees that the rights and obligations of each party set forth in this Agreement, including each party’s rights to consummate the Transactions, are unique and that, if this Agreement is not performed in accordance with its terms or is otherwise breached, a non-breaching party will be damaged irreparably and have no adequate remedy at law. Accordingly, the parties hereto agree that any such non-breaching party shall have the right (and the other party will waive the defense that a remedy at law would be adequate), in addition to any other rights and remedies existing in its favor at law or in equity, to enforce such non-breaching party’s rights and the breaching party’s obligations under the terms of this Agreement by bringing an action or actions for specific performance (including for specific performance of any and all of the Transactions), injunctive and/or other equitable relief (without posting of bond or other security). If any party brings any action to enforce specifically the performance of the terms and provisions hereof by any other party, the Final Date shall automatically be extended by (a) the amount of time during which such action is pending, plus 20 business days or (b) such other time period established by the court presiding over such action.

Section 10.09 No Special Losses. Notwithstanding any other term herein, no party hereto will be obligated to any other Person for any punitive damages (it being understood, for purposes of clarity, that in the event any Person is required to pay punitive damages to a third party, such payment shall be considered actual damages with respect to such Person and shall not be limited by the foregoing).

Section 10.10 Exclusive Remedy. Notwithstanding any other term herein, the sole and exclusive remedies of the parties hereto arising out of, relating to or resulting from this Agreement or any Other Transaction Document will be strictly limited to those contained in this Article 10. In furtherance of the foregoing, to the maximum extent permitted by applicable Law, except in the event of fraud (which shall be knowing and intentional) or except as expressly stated in this Article 10, each party hereto hereby waives and (if necessary to give effect to this Section 10.10) will cause each Parent Indemnified Person or Stockholder Indemnified Person, as applicable, to waive, all claims, causes of action and other remedies of such Person against any party hereto as a matter of contract, equity, under or based upon any applicable Law or otherwise (including rescission). Without limiting the foregoing, no claim shall be brought or maintained by Parent, the Surviving Corporation or any other Parent Indemnified Person or any of their respective successors or permitted assigns against any officer, director, employee (present or former), partner or Affiliate of any party hereto which is not otherwise expressly identified as a party hereto, and no recourse shall be brought or granted against any of them, by virtue of or based upon any alleged misrepresentation or inaccuracy in or breach or nonperformance of any of the representations, warranties, covenants or agreements of any party hereto set forth or contained in this Agreement or any exhibit or schedule hereto or any certificate delivered hereunder.

Section 10.11 Adjustment to Merger Consideration. All indemnification payments made hereunder shall be treated by all parties hereto as adjustments to the Merger Consideration.

Section 10.12 Disbursement of Escrow Amount. Pursuant to the terms of the Escrow Agreement, on the expiration of the Escrow Period, the Escrow Agent shall release from escrow the Escrow Amount, plus any proceeds thereof, remaining in escrow, provided, however, that any such release shall be reduced by the full amount of any claims made pursuant to Section 2.10(e) or this Article 10 prior to the expiration of the Escrow Period, but not yet finally adjudicated or otherwise finally resolved and paid and such funds shall remain in the Escrow Account. The Escrow Amount, plus any proceeds thereof, remaining in escrow after the expiration of the Escrow Period in connection with pending claims shall be released from escrow when all claims made prior to the expiration of the Escrow Period, in accordance with this Section 2.10(e) or this Article 10, have been finally adjudicated or otherwise finally resolved and paid. Any released Escrow Amount, plus any proceeds thereof, shall be released and delivered by the Escrow Agent to the Effective Time Holders in accordance with the Escrow Agreement, pursuant to written instructions of the Stockholders’ Representative setting forth the Stockholders’ Representative’s determination of the portion of such released Escrow Amount, plus any proceeds thereof, payable to each Effective Time Holder based on each Effective Time Holder’s Pro Rata Share.

Section 10.13 Voluntary Actions. No Parent Indemnified Person shall take any Voluntary Action without the prior written consent of the Stockholders’ Representative, which may be withheld in its discretion (such consent not to be unreasonably withheld). If a Parent Indemnified Person is compelled by applicable Law or any Governmental Authority to take any action that, in the absence of such Law or Governmental Authority action, would constitute a Voluntary Action, then the Person required to take such action will provide the Stockholders’ Representative with prompt written notice thereof and cooperate with the Stockholders’

Representative, to the extent the Stockholders’ Representative reasonably requests, so that the Stockholders’ Representative may, at its sole cost and expense, seek a protective order or other remedy or waive compliance with the terms of this Agreement. If such protective order or other remedy is not obtained, or if the Stockholders’ Representative waives compliance with the terms of this Agreement, then the Person required to take such action will take only such action that is required to be taken and not any other Voluntary Action except in accordance with the terms of this Agreement.

ARTICLE 11

MISCELLANEOUS

Section 11.01 Notices. All notices, requests and other communications to any party hereunder shall be in writing (including facsimile or electronic transmission) and shall be given, if to Parent, Merger Sub or the Surviving Corporation, then to:

Bankrate, Inc.

744 Madison Avenue, Suite 430

New York, NY 10022

Attn: Hanno Damm

Facsimile: (917) 368-8697

Email: hdamm@bankrate.com

with a copy (which shall not constitute notice to the Group Companies) to:

Apax Partners, L.P.

601 Lexington Avenue

New York, NY 10022

Attn: Mitch Truwit

Facsimile: (212) 646-7242

Email: mitch.truwit@apax.com

with a copy (which shall not constitute notice to the Group Companies) to:

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

Attn: Kim Taylor

Facsimile: (212) 446-6460

Email: Kim.Taylor@Kirkland.com

if to the Company or to the Stockholders’ Representative, then to:

Spectrum Equity Investors IV, L.P.

333 Middlefield Road, Suite 200

Menlo Park, CA 94025

Attention: Victor E. Parker

Fax: (415) 464-4601

with copies to (which shall not constitute notice):

Perkins Coie LLP

1899 Wynkoop Street, Suite 700

Denver, Colorado # 80203

Attention: Nathaniel G. Ford

Fax: (303) 291-2400

All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received on a business day in the place of receipt prior to 5:00 p.m. in the place of receipt. Otherwise, any such notice, request or communication shall be deemed not to have been received until the next succeeding business day in the place of receipt.

Section 11.02 Amendments and Waivers.

(a) Except as otherwise provided herein, any provision of this Agreement may be amended or waived if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by the parties hereto, or in the case of a waiver, by the party against whom the waiver is to be effective.

(b) No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

Section 11.03 Construction; Severability. The language used in this Agreement shall be deemed to be the language chosen by the parties hereto to express their mutual intent, and no rule of strict construction shall be applied against any Person. The headings of the sections and paragraphs of this Agreement have been inserted for convenience of reference only and shall in no way restrict or otherwise modify any of the terms or provisions hereof. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision of this Agreement is held to be prohibited by or invalid under applicable Law, such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement. Unless otherwise indicated, references in this Agreement to $ or dollars are to U.S. dollars.

Section 11.04 Stockholders’ Representative.

(a) By virtue of the adoption of this Agreement, the Effective Time Holders irrevocably nominate, constitute and appoint the Stockholders’ Representative as the agent and true and lawful attorney-in-fact of the Effective Time Holders, with full power of substitution, to act in the name, place and stead of the Effective Time Holders for purposes of executing, modifying, amending or waiving any documents and taking any actions that the Stockholders’ Representative may, in its sole discretion, determine to be necessary, desirable or appropriate in connection with consenting to, compromising, objecting to or settling any claim for indemnification, compensation or reimbursement under Article 10 or under the Escrow Agreement.

(b) The Effective Time Holders grant to the Stockholders’ Representative full authority to execute, deliver, acknowledge, certify and file on behalf of the Effective Time Holders (in the name of any or all of the Effective Time Holders or otherwise) any and all documents that the Stockholders’ Representative may, in its sole discretion, determine to be necessary, desirable or appropriate, in such forms and containing such provisions as the Stockholders’ Representative may, in its sole discretion, determine to be appropriate, in performing its duties as contemplated by Section 11.04(a). Notwithstanding anything to the contrary contained in this Agreement or in any Other Transaction Document: (i) each Parent Indemnified Person shall be entitled to deal exclusively with the Stockholders’ Representative on all matters relating to any claim for indemnification, adjustment, compensation or reimbursement under Article 10 or under the Escrow Agreement; and (ii) each Parent Indemnified Person shall be entitled to rely conclusively (without further evidence of any kind whatsoever) on any document executed or purported to be executed on behalf of any Effective Time Holder by the Stockholders’ Representative, and on any other action taken or purported to be taken on behalf of any Effective Time Holder by the Stockholders’ Representative, as fully binding upon such Effective Time Holder.

(c) The Effective Time Holders recognize and intend that the power of attorney granted in Section 11.04(a): (i) is coupled with an interest and is irrevocable; (ii) may be delegated by the Stockholders’ Representative; and (iii) shall survive the death or incapacity of any Effective Time Holder.

(d) If the Stockholders’ Representative shall die, resign, become disabled or otherwise be unable to fulfill its responsibilities hereunder, the Effective Time Holders shall (by consent of at least a majority in interest of the Effective Time Holders), within 30 days after such death, disability or inability, appoint a successor to the Stockholders’ Representative (who shall be reasonably satisfactory to Parent) and immediately thereafter notify Parent of the identity of such successor. Any such successor shall succeed the Stockholders’ Representative as the “Stockholders’ Representative” hereunder. If for any reason there is no Stockholders’ Representative at any time, all references herein to the Stockholders’ Representative shall be deemed to refer to the Effective Time Holders.

(e) Parent shall pay the Stockholders’ Representative Amount directly to the Stockholders’ Representative at the Closing to be used as determined by the Stockholders’ Representative to satisfy costs, expenses and/or liabilities of the Stockholders’ Representative in connection with matters related to this Agreement and/or the Other Transaction Documents, with any balance of the Stockholders’ Representative Amount not used for such purposes to be paid by the Stockholders’ Representative to the Effective Time Holders in accordance with their respective Pro Rata Shares.

(f) The Stockholders’ Representative shall not be liable to any Effective Time Holder for any act done or omitted hereunder as Stockholders’ Representative while acting in good faith and in the exercise of reasonable judgment, and any act done or omitted pursuant to the advice of counsel shall be conclusive evidence of such good faith.

Section 11.05 Expenses. Except as otherwise provided herein, each party shall pay all of its own fees, costs and expenses (including, without limitation, fees, costs and expenses of legal counsel, investment bankers, brokers or other representatives and consultants and appraisal fees, costs and expenses) incurred in connection with the negotiation of this Agreement and the Other Transaction Documents, the performance of its obligations hereunder and thereunder, and the consummation of the Transactions. In the case of the Company, all Company Transaction Expenses shall be deducted from the amount otherwise payable as the Merger Consideration under this Agreement.

Section 11.06 Successors and Assigns. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns; provided, that no party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of each other party hereto. Notwithstanding the foregoing, without the prior written consent of any other party to this Agreement, Parent and/or the Surviving Corporation may (i) assign any or all of its rights hereunder to one or more of its Affiliates or any future owner of the business (whether by merger, consolidation, sale of stock, sale of assets or otherwise), and (ii) collaterally assign its rights, but not its obligations, under this Agreement to any of its financing sources.

Section 11.07 Governing Law. All disputes, controversies, issues and questions concerning the construction, validity, interpretation and enforceability of this Agreement and the exhibits and schedules hereto shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice of law or conflict of law rules or provisions (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware.

Section 11.08 Jurisdiction. Except as otherwise expressly provided in this Agreement, any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the Transactions shall be brought in the United States District Court for the District of Delaware, the Delaware Court of Chancery of the State of Delaware or any other court of the State of Delaware, and each of the parties hereby consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding which is brought in any such court has been brought in an inconvenient forum. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 11.01 shall be deemed effective service of process on such party.

Section 11.09 Waiver of Jury Trial. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS.

Section 11.10 Prevailing Party. If any litigation or other court action, arbitration or similar adjudicatory proceeding is commenced by any party hereto to enforce its rights under this Agreement against any other party, all fees, costs and expenses, including, without limitation, reasonable attorneys fees and court costs, incurred by the prevailing party in such litigation, action, arbitration or proceeding shall be reimbursed by the losing party; provided, that if a party to such litigation, action, arbitration or proceeding prevails in part, and loses in part, the court, arbitrator or other adjudicator presiding over such litigation, action, arbitration or proceeding shall award a reimbursement of the fees, costs and expenses incurred by such party on an equitable basis.

Section 11.11 Counterparts; Third Party Beneficiaries. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by the other party hereto. Any counterpart may be executed by facsimile or scanned and emailed signature and such signature shall be deemed an original. Except for the provisions of Sections 6.04 and 10.02(a) and (b), no provision of this Agreement is intended to confer upon any Person other than the parties hereto any rights or remedies hereunder.

Section 11.12 Entire Agreement. This Agreement and the Other Transaction Documents contain the complete agreement between the parties hereto and supersede any other prior understandings, agreements or representations by or between the parties, written or oral, which may have related to the subject matter hereof in any way.

*    *    *    *    *

IN WITNESS WHEREOF, the parties hereto have caused this Agreement and Plan of Merger to be duly executed as of the day and year first above written.

COMPANY:

NETQUOTE HOLDINGS, INC.

	By:	/s/ Paul Ford
	Name:	Paul Ford
	Title:	CEO

PARENT:

BANKRATE, INC.

	By:	/s/ Edward J. DiMaria
	Name:	Edward J. DiMaria
	Title:	Senior Vice President – Chief Financial Officer

MERGER SUB:

BR ACQUISITIONS INC.

	By:	/s/ Edward J. DiMaria
	Name:	Edward J. DiMaria
Title:

STOCKHOLDERS’ REPRESENTATIVE:

SPECTRUM EQUITY INVESTORS IV, L.P.

By: Spectrum Equity Associates IV, L.P., Its
General Partner

	By:	/s/ Victor E. Partar
	Name:	Victor E. Partar
	Title:	General Partner